02029604

ARS
P.E. 12/31/01

REC'D S.E.C.
APR 8 2002

2001 Annual Report

Cavalier Homes, Inc.



PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL

Right AT Home

About THE Company

Cavalier Homes, Inc. designs, manufactures, markets and finances a wide range of high quality homes with a focus on the low- to medium-priced manufactured housing market. Cavalier currently operates 14 home manufacturing facilities. The Company markets its homes through a network of approximately 800 independent dealer locations over a 30-state region. At December 31, 2001, this dealer network included 237 dealer locations participating in Cavalier's Exclusive Dealer Program. Cavalier also has five Company-owned retail sales centers. Through CIS Financial Services, Inc., a wholly owned subsidiary, the Company primarily purchases and resells qualifying retail installment sales contracts for manufactured homes sold through its dealer network.

Cavalier Homes is headquartered in Addison, Alabama. The Company's shares trade on the New York Stock Exchange under the ticker symbol CAV.



Financial Highlights *(Dollars in thousands except per share amounts)*

Operations for the Year	**2001**	2000	Change
Shipments:			
Single-section	**4,013**	4,406	(-9%)
Multi-section	**8,656**	7,072	22%
Total home shipments	**12,669**	11,478	10%
Total floors	**21,324**	18,590	15%
Revenue:			
Home manufacturing net sales	**$ 348,235**	$ 306,239	14%
Financial services	**3,088**	4,878	(-37%)
Retail	**6,968**	16,842	(-59%)
Other	**5,580**	5,153	8%
Total revenue	**363,871**	333,112	9%
Loss before income tax benefit	**(14,618)**	(52,597)	(-72%)
Net loss	**(14,018)**	(33,468)	(-58%)
Net loss per share			
Basic	**(0.80)**	(1.88)	(-57%)
Diluted	**(0.80)**	(1.88)	(-57%)
Weighted average shares outstanding			
Basic	**17,580**	17,800	(-1%)
Diluted	**17,580**	17,800	(-1%)

Financial Position at December 31,	**2001**	2000	Change
Total assets	**$ 174,116**	$ 187,595	(-7%)
Total current assets	**83,015**	91,464	(-9%)
Working capital	**18,183**	27,213	(-33%)
Stockholders' equity	**80,192**	94,318	(-15%)
Equity per common share	**4.54**	5.30	(-14%)
Current ratio	**1.3 to 1**	1.4 to 1	

To Our Stockholders

For the third year, we bring you news of ongoing challenges for our industry. These issues, distinct yet interrelated, are familiar to most of you by now: excess inventory, a proliferation of retail locations, scarce credit both for consumer and dealer floor plan financing, a tightening of remaining credit capacity, and a significant increase in loan delinquencies and repossession rates. Together, these problems have extended the current downturn in manufactured housing that began in mid-1999.

Knowing the severity of the situation, we have been candid in our assessments of the toll this downturn would likely take on the industry. We have pulled no punches, promised no quick fixes, and avoided unrealistic outlooks. If you are a long-time stockholder in Cavalier, you know we are just this way. What we have done is focus on our business during these difficult times, cutting manufacturing capacity and reducing expenses so that we could bring our cost structure and operations in line with current market conditions. We have renewed our dedication to value-packed products for our dealers and customers to enhance our position in a very competitive environment so that we could improve gross margins and begin to build market share when the downturn ended. And we maintained a careful watch on our financial resources, focusing on cash management and inventory reduction so that we would have the financial flexibility to pursue the opportunities that might arise as supply-and-demand equilibrium returned to our industry.

As Benjamin Franklin said, "Well done is better than well said," and in that spirit, we prefer to let our results speak for themselves. After much work to right size our organization and tackle the problems facing our industry, we have begun to see progress even though Cavalier incurred another loss in 2001.

Indications of this progress included the size of our loss, which dropped to $14,618,000 on a pre-tax basis in 2001 compared with a pre-tax loss of $52,597,000 for 2000. However, the pre-tax loss for 2001 included $1,003,000 impairment and other related charges and $1,848,000 in charges for inventory losses on present and anticipated dealer failures. Likewise in 2000, the pre-tax loss included impairment and other related charges, charges for anticipated dealer failures, inventory valuation charges, and losses and charges related to a plant disposition aggregating $21,890,000, net of the gain from insurance proceeds from a fire loss. Therefore, excluding these items, our pre-tax loss for 2001 narrowed 62% to $11,767,000 versus a pre-tax loss of $30,707,000 in 2000.

We point to these pre-tax figures because we think they offer a better sense of the Company's financial performance. After the first quarter of 2001, we did not record any additional benefits for net operating losses because of the uncertainty associated with their realization. On the other hand, we recorded the tax benefit of net operating losses throughout 2000. Nevertheless, even on an after-tax basis, Cavalier's net loss for 2001 totaled $14,018,000 or $0.80 per diluted share, or less than half the loss of $33,468,000 or $1.88 per diluted share we posted for 2000.

Other encouraging developments could be seen in our top-line results for 2001. Revenue for the full year rose 9% to $363,871,000 from $333,112,000 in 2000. Home manufacturing sales increased 14% to $348,235,000 for the year versus $306,239,000 last year as floor shipments – which takes into account changes in product mix – increased 15% to 21,324 floors compared with 18,590 floors in 2000.

To put this progress into perspective, consider that industry floor shipments for the year, as reported by the Manufactured Housing Institute, declined 21% while our floor shipments rebounded 15%. If you look just at our core 11-state marketing region, industry shipments fell 25% in 2001 while Cavalier's shipments rose 12%.

Perhaps the most promising aspect of 2001 was not in the annual figures, but in the progression of volume increases that occurred during each of the last three quarters. This progress, coupled with higher gross profit margins and a lower level of selling, general and administrative expenses relative to total revenue, enabled Cavalier to reverse the downward trend in floor shipments in 2000 and early 2001 and rebound to profitability in the fourth quarter. This was our first profitable quarter since the industry downturn began.

Lastly, while the investments we have made to enhance our product line were intended to help us stabilize and then begin to expand our sales and market share, they also have begun to pay off in terms of strengthening our distribution system. At year's end, our network of exclusive independent dealers rose to 237 locations compared to 193, representing the first up tick in this statistic in some time. As you can imagine in these times and circumstances, there are few new dealers in the market; the ones that remain are experienced and battle-tested, so the fact that we have been able to increase our exclusive relationship with these veteran business men and women is very gratifying for us and, we believe, a tribute to Cavalier's product, craftsmanship and entrepreneurial spirit.

Before turning to our expectations for 2002, we'd like to touch on a few other matters. The first of these is the strength of Cavalier's balance sheet. We were pleased to see Company inventories decline again this year in response to our efforts to reduce working capital requirements. Even more significant, dealer inventory at year's end, including inventory at five company-owned retail sales centers, fell 10% to approximately $171,000,000 from $191,000,000 at December 31, 2000. Both of these improvements were made more remarkable in that Company revenues increased 9% during 2001. Cash and cash equivalents totaled $43,256,000 as of December 31, 2001, versus $35,394,000 at the end of 2000. Cavalier's total long-term debt, including $15,000,000 outstanding under its revolving credit facility, totaled $23,999,000 at December 31, 2001, compared with $24,054,000 at December 31, 2000.

Looking out into 2002, we see continued uncertainty and know the difficult times we have faced are not over. At best, we think we may have reached the trough of this downturn and there are still many factors, including the formidable repossession trends and reduced lending capacity, that could derail or delay the fragile industry recovery we expect at some point. From a sales standpoint, the outlook at the current time may be slightly better than it was one year ago, but to us there seems to be a strong likelihood that the overall market will be flat during the coming year. Moreover, the seasonal slowdown that typically occurs during the winter months will likely push our margins lower in the first quarter of 2002 and result in a loss for that quarter. In summary, we know that much work is still ahead of us if we are to build on the momentum that was evident in late 2001 and position Cavalier for a return to profitability.

Nevertheless, there is little dispute that the industry itself continues to show some signs of stabilizing. Across the board, companies have reduced costs and cut capacity as we have, and today's sales are being executed with better credit controls to help limit future delinquencies and repossessions. Our own progress over the past year to improve sales, control costs and return to profitable operations – especially in the closing months – underscores our dedication to these principles and the veritable transformation we have undergone in operations, methods and mindset to embrace them. In addition, we think these results demonstrate that, while the market may remain fragile for some time and the first quarter of 2002 may be another difficult one, Cavalier is now more strongly positioned to take advantage of the opportunities that may arise in the future. We are hopeful that this stronger position will translate into further improvements in our top- and bottom-line results in the year ahead.

Thank you for your continued support and interest.

Respectfully submitted,

Barry Donnell
Chairman



David A. Roberson
President



Selected Consolidated Financial Data *(In thousands, except per share amounts and manufacturing facilities)*

Year Ended December 31,	**2001**	2000	1999	1998	1997
Home manufacturing net sales	**$ 348,235**	$ 306,239	$ 582,274	$ 623,281	$ 578,587
Financial services revenue	**3,088**	4,878	6,107	6,088	5,346
Retail revenue	**6,968**	16,842	20,914	7,167	-
Other revenue	**5,580**	5,153	5,173	2,699	2,112
Capital expenditures	**3,496**	3,807	24,546	14,655	10,186
Depreciation and amortization	**8,174**	9,759	10,250	8,365	7,492
Net income (loss)	**(14,018)** [a]	(33,468) [b]	2,150 [c]	18,655	10,247 [d,e]
Weighted average shares outstanding:					
Basic	**17,580**	17,800	18,126	19,905	19,835
Diluted	**17,580**	17,800	18,204	20,144	20,028

At Year End	**2001**	2000	1999	1998	1997
Working capital	**$ 18,183**	$ 27,213	$ 33,065	$ 41,707	$ 28,484
Property, plant and equipment, net	**59,692**	64,480	74,495	61,422	53,434
Total assets	**174,116**	187,595	233,578	235,952	211,554
Long-term debt	**23,999**	24,054	10,218	3,650	15,808
Stockholders' equity	**80,192**	94,318	129,391	144,911	133,551
Home manufacturing facilities	**14**	15	19	23	22

Per Share	**2001**	2000	1999	1998	1997
Net income (loss):					
Basic	**$ (.80)** [a]	$ (1.88) [b]	$ .12 [c]	$ .94	$ .52 [d,e]
Diluted	**(.80)** [a]	(1.88) [b]	.12 [c]	.93	.51 [d,e]
Cash dividends	**-**	.09	.16	.13	.07
Stockholders' equity	**4.54**	5.30	7.27	7.46	6.70

[a] Includes impairment and other related charges of $1,003 ($1,003 net of taxes, or $.06 per share basic and diluted).

[b] Includes impairment and other related charges of $6,975 ($5,183 net of taxes, or $.29 per share basic and diluted).

[c] Includes impairment and other related charges of $4,002 ($2,458 net of taxes, or $.14 per share basic and diluted).

[d] Includes a non-recurring gain of $1,500 or $.08 per share basic, and $.07 per share diluted, from life insurance proceeds.

[e] Includes non-recurring charges of $8,447, comprised of $1,088 recorded in connection with conforming Belmont's contractual warranty and repurchase arrangements to Cavalier's and $7,359 of non-recurring merger and related costs ($6,526 net of taxes, or $.33 per share basic and diluted).

Certain amounts from prior periods have been reclassified to conform to the current presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Industry and Company Outlook
Cavalier Homes, Inc. and its subsidiaries are engaged in the production, sale, financing, and insuring of manufactured homes. The manufactured housing industry is cyclical and seasonal and is influenced by many of the same economic and demographic factors that affect the housing market as a whole. As a result of the growth in the industry during much of the 1990s, the number of retail dealerships, manufacturing capacity and wholesale shipments expanded significantly, which ultimately created slower retail turnover, higher retail inventory levels and increased price competition. Inventory oversupply at the retail level continues to have a significant impact on wholesale shipments as it did during much of 1999 and all of 2000. The Manufactured Housing Institute ("MHI") reported that industry wholesale floor shipments declined 20.7% in 2001 as compared to 2000, following a 25.9% decline from 1999 to 2000, although shipments increased 3.9% in the fourth quarter of 2001. MHI also has reported that industry wholesale floor shipments declined from 608,921 in 1998 to 342,321 in 2001, or 43.8%. The industry also has been impacted by an increase in dealer failures, a reduction in available consumer credit and wholesale financing for manufactured housing, more restrictive credit standards and increased home repossessions which re-enter home distribution channels. In response to deteriorating market conditions, manufacturers have closed or idled some of their manufacturing facilities and retail dealers have closed some locations. A major third-party lender recently announced plans to discontinue wholesale financing of manufactured homes, which may have a material adverse effect on the Company's ability to find financing for dealer purchases. The Company also believes that the possibility exists for additional retail dealer failures, as well as for the loss of additional lenders from the industry, and a further reduction in the availability of wholesale and retail financing.

During 2001, the Company recorded impairment and other related charges of $1,003 ($1,003 after tax or $0.06 per diluted share) in connection with the closing of one home manufacturing facility. Since the fall of 1999, Cavalier has idled ten home manufacturing plants, one of which was re-opened during the fourth quarter of 2000, and disposed of the operations of one other. Another plant was destroyed by fire in June 2000 (a previously idled facility was re-opened to replace that capacity). Consequently, Cavalier, at December 31, 2001, operated a total of 14 home manufacturing facilities, reflecting an approximate one-third reduction in manufacturing capacity since 1999. Despite this consolidation of its manufacturing facilities, the Company does not believe it has reduced the breadth of its product offering. On the retail side, the Company has closed or disposed of 11 of its 16 retail sales centers. In terms of operating costs, Cavalier has made cost reductions in virtually all areas of the Company, including its exclusive dealer and marketing programs and its administrative personnel and associated costs. Altogether, the Company has reduced its production and administrative workforce by approximately 2,300 employees or about 40% since December 31, 1998. The Company is continuing to evaluate capacity, cost and overhead issues, the need for further plant, retail and other consolidations, reductions, idlings and closings and methods designed to address the Company's decline in revenue in light of developing market and business conditions. The Company can give no assurance as to which one or more of these options, if any, it may ultimately adopt, and, if adopted, whether and to what extent these actions will have an effect on the financial condition and results of operations of the Company.

After substantial losses since the third quarter of 1999, the Company's results for the latter part of 2001 showed significant improvement. Although industry conditions remained challenging, the Company's floor shipments increased 67% during the fourth quarter of 2001 as compared to the fourth quarter of 2000, following a 45% increase in the third quarter over the prior year and a 2% increase in the second quarter. The Company also recorded revenue growth over the comparable prior year period during both the third and fourth quarters of 2001. This trend enabled the Company to return to profitability for the fourth quarter of 2001; however, the typical seasonal slowdown that normally occurs in the first quarter of the year combined with increased promotional costs related to a winter promotion, will likely result in lower margins and a loss for the first quarter of 2002. The Company is uncertain at this time as to the extent and duration of the effects resulting from the terrorist attacks on the United States which began on September 11, 2001, the general economic slowdown and continuing adverse industry conditions will have on the Company's future revenue and earnings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations *(dollars in thousands)*
The following table summarizes certain financial and operating data including, as applicable, the percentage of total revenue:

	For the Year Ended December 31,					
	2001		2000		1999	
STATEMENT OF OPERATIONS DATA						
Revenue:						
Home manufacturing net sales	**$ 348,235**		$ 306,239		$ 582,274	
Financial services	**3,088**		4,878		6,107	
Retail	**6,968**		16,842		20,914	
Other	**5,580**		5,153		5,173	
Total revenue	**$ 363,871**	**100.0%**	$ 333,112	100.0%	$ 614,468	100.0%
Cost of sales	**309,656**	**85.1%**	292,810	87.9%	504,011	82.0%
Gross profit	**$ 54,215**	**14.9%**	$ 40,302	12.1%	$ 110,457	18.0%
Selling, general and administrative	**$ 66,690**	**18.3%**	$ 85,430	25.6%	$ 102,938	16.8%
Impairment and other related charges	**$ 1,003**	**0.3%**	$ 6,975	2.1%	$ 4,002	0.7%
Operating income (loss)	**$ (13,478)**	**-3.7%**	$ (52,103)	-15.6%	$ 3,517	0.6%
Other income (expense):						
Interest expense	**$ (1,935)**	**-0.5%**	$ (2,736)	-0.8%	$ (1,643)	-0.3%
Other, net	**795**	**0.2%**	2,242	0.7%	1,679	0.3%
	$ (1,140)		$ (494)		$ 36	
Net income (loss)	**$ (14,018)**	**-3.9%**	$ (33,468)	-10.0%	$ 2,150	0.3%
OPERATING DATA						
Home manufacturing sales:						
Floor shipments	**21,324**		18,590		34,294	
Home shipments						
Single section	**4,013**	**31.7%**	4,406	38.4%	10,546	47.1%
Multi section	**8,656**	**68.3%**	7,072	61.6%	11,831	52.9%
Total shipments	**12,669**	**100.0%**	11,478	100.0%	22,377	100.0%
Shipments to company owned retail locations	**(151)**	**-1.2%**	(200)	-1.7%	(645)	-2.9%
Wholesale shipments to independent retailers	**12,518**	**98.8%**	11,278	98.3%	21,732	97.1%
Retail sales:						
Single section	**75**	**37.5%**	335	49.3%	375	58.3%
Multi section	**125**	**62.5%**	345	50.7%	268	41.7%
Total sales	**200**	**100.0%**	680	100.0%	643	100.0%
Cavalier produced homes sold	**170**	**85.0%**	568	83.5%	490	76.2%
Used homes sold	**29**	**14.5%**	99	14.6%	115	17.9%
OTHER OPERATING DATA:						
Installment loan purchases	**$ 35,768**		$ 59,569		$ 47,063	
Capital expenditures	**$ 3,496**		$ 3,807		$ 24,546	
Home manufacturing facilities (operating)	**14**		15		19	
Independent exclusive dealer locations	**237**		193		274	
Company-owned retail locations	**5**		5		16	

Management's Discussion and Analysis of Financial Condition and Results of Operations

2001 Compared to 2000

Revenue

Total revenue for 2001 was $363,871, increasing $30,759, or 9.2%, from 2000 revenue of $333,112.

Home manufacturing net sales in 2001 increased $41,996, or 13.7%, to $348,235 net of intercompany eliminations of $4,196. Home manufacturing net sales for 2000 were $306,239, net of intercompany eliminations of $5,292. Home shipments increased 10.4%, with floor shipments increasing by 14.7%. Multi-section home shipments, as a percentage of total shipments, increased from 61.6% of shipments in 2000 to 68.3% of shipments in 2001 in response to increasing consumer demand for multi-section homes as compared to single section homes. The year 2001 average price of homes sold increased $700, from $27,100 in 2000 to $27,800 in 2001. Actual shipments of homes for 2001 were 12,669 versus 11,478 in 2000.

Cavalier attributes the increase in sales and shipments primarily to its aggressive marketing strategies and its product offerings. Approximately 84% of Cavalier's shipments was to its core market of 11 states, where the Company's floor shipments increased 12.2% compared to 2000, including a 65.0% increase in the fourth quarter.

Although home manufacturing revenue increased, the Company's inventory at all retail locations, including company-owned retail sales centers, declined 10% to approximately $171,000 at December 31, 2001 from $191,000 at year end 2000. At its peak in June 1999, dealer inventory approximated $314,000.

Revenue from the financial services segment decreased 36.7% to $3,088 for 2001 compared to $4,878 in 2000, due to primarily a lower volume of installment contracts sold. For 2001, CIS Financial Services, Inc. ("CIS") purchased contracts of $35,768 and resold installment contracts totaling $36,325. In 2000, CIS purchased contracts of $59,569 and resold installment contracts totaling $60,241. CIS does not retain the servicing function and does not earn the interest income on these resold loans. CIS purchased and sold fewer loans in 2001 as compared to 2000 primarily due to the industry conditions cited above.

Revenue from the retail segment was $6,968 for 2001 compared to $16,842 for 2000 primarily due to a reduced number of operating retail sales locations. During 2000, the Company closed or sold 11 under-performing retail locations, bringing the number of company-owned stores to five at December 31, 2001.

Other revenue consists mainly of revenue from the Company's wholesale supply and component manufacturing businesses, which primarily sell to the Company's home manufacturing segment. Revenues from external customers increased 8.3% to $5,580 for 2001 compared to $5,153 during 2000. The increase is primarily due to price increases at one supply company.

Gross Profit

Gross profit is derived by deducting cost of sales from total revenue. Gross profit was $54,215 or 14.9% of total revenue, for 2001, versus $40,302 or 12.1% of total revenue, in 2000. Of the $13,913 increase, the Company attributes approximately $3,700 to volume increase and $10,200 to cost reductions due to continued efficiencies gained from restructured product and work processes.

Selling, General and Administrative

Selling, general and administrative expenses during 2001 were $66,690 or 18.3% of total revenue, versus $85,430 or 25.6% of total revenue in 2000, a decrease of $18,740. The overall decrease includes a $1,228 reduction in employee benefits cost, a $1,161 reduction in service and warranty cost, a $7,566 decrease in inventory repurchase charges, a $2,334 reduction due to business units sold during 2000, a $2,045 reduction due to scaled-back retail operations, a $1,223 reduction in management information system costs and a $2,352 reduction in advertising and promotion costs, including costs to support the exclusive dealer program.

Impairment and Other Related Charges

During 2001, the Company recorded impairment and other related charges of $1,003 ($1,003 after tax or $0.06 per diluted share) related to the closing of one home manufacturing plant. Impairment and other related charges totaling $6,975 ($5,183 after tax or $0.29 per diluted share) were recorded in 2000. These charges were recorded in connection with the closing of four home manufacturing facilities ($1,024), Company-owned retail locations ($4,212), the sale of a portion of the Company's insurance and premium finance business ($1,497) - a step related to the scaling back of the Company's retail operations - and the disposition of a portion of the Company's supply operations ($242).

Operating Profit (Loss)
Operating profit (loss) is derived by deducting cost of sales, selling, general and administrative expenses and impairment and other related charges from total revenue. Operating loss for 2001 was $13,478, compared to an operating loss of $52,103 in 2000. Home manufacturing operating loss, before intercompany eliminations, was $7,915 in 2001 as compared to a loss of $33,211 in 2000. The improvement was primarily due to the increase in revenue and gross profit and to reduced selling, general and administrative expenses. The year 2000 also included an operating loss and inventory and equipment valuation charges relating to the closing of the Adrian, Georgia plant totaling $3,450 ($2,173 after tax or $0.12 per diluted share). On October 2, 2000, the Company sold the inventory, tools, and supplies of the Adrian plant and leased the facility to a third party with an option to purchase. Financial services operating profit increased to $211 in 2001 as compared to an operating loss of $1,251 in 2000 primarily due to the decrease in impairment and other related charges noted above. The retail segment's operating loss decreased $9,427 from $9,514 to $87 primarily due to the closing or disposition of eleven under performing Company-owned retail locations in 2000. The other segment operating profit, before intercompany eliminations, increase of $3,756 is due mainly to the improved margins at one supply subsidiary and an addition of another supply subsidiary in 2001. General corporate operating loss, which is not identifiable to a specific segment, decreased $255.

Other Income (Expense)
Interest expense decreased $801 primarily due to a reduction in notes payable under retail floor plan agreements and lower interest rates on amounts outstanding under the Company's line of credit.

Other, net is comprised primarily of interest income (unrelated to financial services), gains or losses on sales of assets, equity earnings in investments accounted for on the equity basis of accounting and applicable allocation of minority interest. Other, net decreased $1,447 primarily due to $509 lower interest income on operating bank balances, $556 lower gains on the sale of property, plant and equipment and $336 higher losses from supply-related equity partnerships.

Net Income (Loss) before Income Tax Benefit
The Company's 2001 pre-tax loss was $14,618, reflecting a 72.2% improvement over the pre-tax loss of $52,597 in 2000. The prior-year pre-tax loss included impairment and other related charges of $6,975, charges for anticipated dealer failures of $9,414, inventory valuation charges of $2,971, charges related to a plant disposition of $3,450, and a fire insurance gain of $920. In 2001, the Company recorded charges of $1,848 for anticipated dealer failure and $1,003 for impairment and other related charges.

Net Income (Loss)
The Company recorded an income tax benefit of $600 in the first quarter of 2001 relating to future income tax refunds and certain carryforward items, but did not record any additional benefit for net operating losses for the remainder of the year, because management believes it is no longer appropriate to record income tax benefits on current losses in excess of anticipated refunds and certain carryforward items under the provisions of SFAS No.109 Accounting for Income Taxes. Before impairment and other related charges discussed above, the Company's net loss for 2001 was $13,015 or $0.74 per diluted share compared with net loss before impairment and other related charges of $28,285 or $1.59 per diluted share in 2000. The Company's net loss for 2001, after impairment and other related charges, was $14,018 or $0.80 per diluted share, as compared to a net loss of $33,468 or $1.88 per diluted share in 2000, primarily due to the factors noted above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2000 Compared to 1999

Revenue

Total revenue for 2000 was $333,112, down 45.8% from 1999 revenue of $614,468. The Company's revenues and profits were adversely affected by challenging market conditions, including, among other things, intense competition, reduced lending availability and tightened credit standards, higher interest rates, inventory over-supply at the retail level, increased home repossessions which re-enter home distribution channels, the ongoing contraction of dealer locations and homes repurchased from dealers which are subsequently re-sold through the Company's dealer network.

Home manufacturing net sales in 2000 accounted for the majority of the decline against 1999, falling 47.4% to $306,239 net of intercompany eliminations of $5,292. Home manufacturing net sales for 1999 were $582,274, net of intercompany eliminations of $17,373. Home shipments decreased 48.7%, with floor shipments decreasing by 45.8%. Multi-section home shipments, as a percentage of total shipments, increased from 52.9% of shipments in 1999 to 61.6% of shipments in 2000 in response to increasing consumer demand for multi-section homes as compared to single section homes. Despite the increased percentage of multi-section homes sold, the year 2000 average price of homes sold remained consistent with 1999's average price due to industry conditions. Actual shipments of homes for 2000 were 11,478 versus 22,377 in 1999.

Cavalier attributes the decrease in sales and shipments primarily to the unfavorable industry conditions described above. Approximately 86% of Cavalier's shipments was to its core market of 11 states, where the Company's shipments declined 50% compared to 1999. The Company has pursued a strategy of working closely with its dealers to assist them in reducing retail inventories, which also reduces the Company's risk associated with dealer failures. The Company believes this inventory reduction strategy has contributed to its disproportionate decline in manufacturing sales volume in relation to the industry's decline. The Company's inventory at all retail locations, including company-owned retail sales centers, declined 34% to approximately $191,000 at December 31, 2000 from $289,000 at year end 1999. At its peak in June 1999, dealer inventory approximated $314,000. Additionally, industry sales in several states in Cavalier's core market have declined at a higher rate than the industry overall, which the Company believes also has had an impact on its sales.

Revenue from the financial services segment decreased 20.1% to $4,878 for 2000 compared to $6,107 in 1999, primarily due to competitive pressure on the rate earned on resold installment contracts. For 2000, CIS purchased contracts of $59,569 and resold installment contracts totaling $60,241. In 1999, CIS purchased contracts of $47,063 and resold installment contracts totaling $60,558, including $16,000 previously held in its portfolio. CIS does not retain the servicing function and does not earn the interest income on these resold loans.

Revenue from the retail segment was $16,842 for 2000 compared to $20,914 for 1999. During 2000, the Company closed or sold eleven under-performing retail locations, and has recorded impairment and other related charges and inventory valuation charges as discussed below, bringing the number of company-owned retail locations to five at December 31, 2000.

Other revenue consists mainly of revenue from the Company's wholesale supply and component manufacturing businesses, which primarily sell to the Company's home manufacturing segment. Revenues from external customers remained consistent at $5,153 for 2000 compared to $5,173 during 1999.

Gross Profit

Gross profit is derived by deducting cost of sales from total revenue. Gross profit was $40,302 or 12.1% of total revenue, for 2000, versus $110,457 or 18.0% of total revenue, in 1999. Of the $70,155 decrease, the Company attributes approximately $50,600 to volume decrease and $19,600 to margin erosion. The margin erosion includes additional sales discounts at the manufacturing level in response to intense price competition, to help encourage sell-through of inventory, inefficiencies related to low volume and plant closings, $400 of supply company inventory valuation charges and $2,500 retail inventory valuation charges.

Selling, General and Administrative

Selling, general and administrative expenses during 2000 were $85,430 or 25.6% of total revenue, versus $102,938 or 16.8% of total revenue in 1999, a decrease of $17,508. The overall decrease is primarily due to a $10,003 reduction in salaries, wages and incentive compensation, a $4,091 reduction in employee benefits cost (primarily health insurance), a $5,424 reduction in advertising and promotion costs, including costs to support the exclusive dealer program, and a $1,329 decrease in costs associated with the retail segment, which were offset by a $6,326 increase in inventory repurchase charges.

Impairment and Other Related Charges

Due to deteriorating market conditions, impairment and other related charges totaling $6,975 ($5,183 after tax or $0.29 per diluted share) were recorded in 2000. These charges were recorded in connection with the closing of four home manufacturing facilities ($1,024), Company-owned retail locations ($4,212), the sale of a portion of the Company's insurance and premium finance business ($1,497) - a step related to the scaling back of the Company's retail operations - and the disposition of a portion of the Company's supply operations ($242). One previously closed home manufacturing facility was re-opened to replace the production capacity of another facility that was destroyed by fire in June 2000 and a second facility was re-opened in the fourth quarter of 2000. During 1999, the Company recorded impairment and other related charges of $4,002 ($2,458 after tax or $0.14 per diluted share) related to the idling of five home manufacturing plants.

Operating Profit (Loss)

Operating profit (loss) is derived by deducting cost of sales, selling, general and administrative expenses and impairment and other related charges from total revenue. Operating loss for 2000 was $52,103, compared to an operating profit of $3,517 in 1999. Home manufacturing operating loss, before intercompany eliminations, was $33,211 in 2000 as compared to a profit of $16,544 in 1999. The decline primarily was due to the decrease in sales, an increase in home repurchase costs, impairment and other related charges and the industry and business conditions cited above. The year 2000 also included an operating loss and inventory and equipment valuation charges relating to the closing of the Adrian, Georgia plant totaling $3,450 ($2,173 after tax or $0.12 per diluted share). In 1999, the Adrian plant sustained an operating loss of $709 ($429 after tax or $0.02 per diluted share). On October 2, 2000, the Company sold the inventory, tools, and supplies of the Adrian plant and leased the facility to a third party with an option to purchase. Financial services operating loss increased $1,032 from 1999 primarily due to the decrease in sales and impairment and other related charges noted above. The retail segment's operating loss increased $7,580 due to costs of inventory valuation charges, impairment and other related charges, low sales volume and the competitive conditions currently prevalent in the marketplace. The other segment operating profit, before intercompany eliminations, decrease of $2,497 is due mainly to the inventory valuation and impairment and other related charges discussed above. General corporate operating loss, which is not identifiable to a specific segment, decreased $2,456 primarily due to a reduction in incentive compensation.

Other Income (Expense)

Interest expense increased $1,093 primarily due to the increase during part of the year in notes payable under retail floor plan agreements, amounts outstanding under industrial development revenue bond issues and borrowings under the Company's credit facility.

Other, net is comprised primarily of interest income (unrelated to financial services), gains or losses on sales of assets, equity earnings in investments accounted for on the equity basis of accounting and applicable allocation of minority interest. Other, net increased $563 primarily due to a fire insurance gain of $920, partially offset by losses from supply-related equity partnerships.

Net Income (Loss)

Before impairment and other related charges discussed above, the Company's net loss for 2000 was $28,285 or $1.59 per diluted share compared with net income before impairment and other related charges of $4,608 or $0.26 per diluted share in 1999. The Company's net loss for 2000, after impairment and other related charges, was $33,468 or $1.88 per diluted share, as compared to net income of $2,150 or $0.12 per diluted share in 1999, primarily due to the factors noted above.

Liquidity and Capital Resources

(dollars in thousands)	Balances as of December 31, 2001	2000	1999
Cash, cash equivalents & certificates of deposit	**$ 43,256**	$ 35,394	$ 39,635
Working capital	**$ 18,183**	$ 27,213	$ 33,065
Current ratio	**1.3 to 1**	1.4 to 1	1.4 to 1
Long-term debt	**$ 23,999**	$ 24,054	$ 10,218
Ratio of long-term debt to equity	**1 to 3**	1 to 4	1 to 13
Installment loan portfolio	**$ 4,991**	$ 7,887	$ 9,450

Operating activities during 2001 provided net cash of $7,303. The Company received a federal income tax refund in April 2001 of $16,725. Effective March 9, 2002, the Jobs Creation and Workers' Assistance Act was passed which enabled companies to carry back net operating losses five years instead of two years as under the previous rules. The Company estimates it will receive approximately $4,600 in tax refunds as a result of this change, which will be recorded in the first quarter of 2002.

The Company's capital expenditures were $3,496 for 2001, as compared to $3,807 for 2000. Capital expenditures during these periods included normal property, plant and equipment additions and replacements and the exercise of a purchase option for a previously leased facility for $1,125 in 2001. The proceeds for this purchase came from an industrial development revenue bond issue. This increase in long-term debt reduced by normal principal payments resulted in a decrease in long-term debt of $55.

The Company purchased 312,200 shares of treasury stock during 2001 for $608. The Company has authorization to acquire up to 831,200 additional shares under the current program.

In addition to its normal purchasing and selling of loans to other finance companies, during 2001 and 2000, the Company received proceeds of approximately $4,500 and $1,400, respectively, from the sale of loans that were previously held in its installment loan portfolio.

On May 4, 2001, the Company amended its revolving and term-loan agreement (the "Credit Facility") with its primary lender. The maturity date under the revolving line of credit available under the Credit Facility is set at April 2003. The Credit Facility currently consists of a $35,000 revolving and term-loan agreement and contains a revolving line of credit that provides for borrowings (including letters of credit) up to a maximum of $35,000. At certain levels of tangible net worth, defined as the total of the Company's tangible net worth and treasury stock purchases for 2000 and 2001, the amount available under the Credit Facility and applicable interest rate changes are noted in the following table.

Tangible net worth ("TNW")	Credit Facility Available	Applicable interest rate: Bank's Prime	LIBOR
Above $85,000	$ 35,000	less 0.50%	plus 2.00%
$85,000 - $77,000	35% of TNW	less 0.50%	plus 2.00%
$77,000 - $65,000	35% of TNW	prime	plus 2.50%
$65,000 - $58,000	30% of TNW	plus 0.25%	plus 2.75%

However, in no event may the aggregate outstanding borrowings under the revolving line of credit and term-loan agreement exceed $35,000 (or such lesser amount as may be available). At December 31, 2001, $15,000 was outstanding under the revolving line of credit, against a total borrowing capacity of $20,087 based on the Company's tangible net worth. At December 31, 2000, $15,000 was outstanding under the revolving line of credit, against a total borrowing capacity of $27,354 based on the Company's tangible net worth. The Credit Facility provides the option for amounts drawn down for CIS's benefit to be converted to a term loan with respect to borrowings of up to 80% of the Company's eligible (as defined) installment sales contracts, up to a maximum of $35,000 (or such lesser amount as may be available). Interest under the term notes is fixed for a period of five years from issuance at a rate based on the weekly average yield on five-year treasury securities averaged over the preceding 13 weeks, plus 1.95%, with a floating rate for the remaining two years (subject to certain limits) equal to the bank's prime rate plus 0.75%.

The Credit Facility, as amended, contains certain restrictive covenants which limit, among other things, the Company's ability without the lender's consent to (i) make dividend payments and purchases of treasury stock in an aggregate amount which exceeds 50% of consolidated net income for the two most recent years, (ii) mortgage or pledge assets which exceed, in the aggregate, $1,000, (iii) incur additional indebtedness, including lease obligations, which exceed in the aggregate $18,000, excluding floor plan notes payable which cannot exceed $6,000 and (iv) make annual capital expenditures in excess of $10,000. In addition, the Credit Facility contains certain financial covenants requiring the Company to maintain on a consolidated basis certain defined levels of net working capital (at least $15,000), debt to tangible net worth ratio (not to exceed 2 to 1) and cash flow to debt service ratio (not less than 1.75 to 1) commencing with the year ending December 31, 2002 and thereafter, and to maintain a current ratio of at least 1.17 to 1 and the sum of consolidated tangible net worth plus treasury stock purchases, in 2000 and 2001, of at least $58,000. The Credit Facility also requires CIS to comply with certain specified restrictions and financial covenants.

Since its inception, CIS has been restricted in the amounts of loans it could purchase based on underwriting standards, as well as the availability of working capital and funds borrowed under its credit line with its primary lender. From time to time, the Company evaluates the potential to sell all or a portion of its remaining installment loan portfolio, in addition to the periodic sale of installment contracts purchased by CIS in the future. CIS is currently re-selling loans to other lenders under various retail finance contracts. The Company believes the periodic sale of installment contracts under these retail finance agreements will reduce requirements for both working capital and borrowings, increase the Company's liquidity, reduce the Company's exposure to interest rate fluctuations and enhance the ability of CIS to increase its volume of loan purchases. There can be no assurance, however, that additional sales will be made under these agreements, or that CIS and the Company will be able to realize the expected benefits from such agreements.

The Company currently believes existing cash and funds available under the credit facility, together with cash provided by operations will be adequate to fund the Company's operations and plans for the next twelve months. However, there can be no assurances to this effect. If it is not, or if the Company is unable to remain in compliance with its covenants under its Credit Facility, the Company would seek to maintain or enhance its liquidity position and capital resources through further modifications to or waivers under the Credit Facility, incurrence of additional short or long-term indebtedness or other forms of financing, asset sales, restructuring of debt, and/or the sale of equity or debt securities in public or private transactions, the availability and terms of which will depend on various factors and market and other conditions, some of which are beyond the control of the Company.

Projected cash to be provided by operations in the coming year is largely dependent on sales volume. The Company's manufactured homes are sold mainly through independent dealers who generally rely on third-party lenders to provide floor plan financing for homes purchased. In addition, third-party lenders generally provide consumer financing for manufactured home purchases. Our sales depend in large part on the availability and cost of financing for manufactured home purchasers and dealers as well as our own retail locations. The availability and cost of such financing is further dependent on the number of financial institutions participating in the industry, the departure of financial institutions from the industry, the financial institutions' lending practices, the strength of the credit markets generally, governmental policies and other conditions, all of which are beyond our control. A major third-party lender recently announced plans to discontinue wholesale financing of manufactured homes, which may have a material adverse effect on Cavalier's ability to find financing for dealer purchases. Reduced availability of such financing is currently having an adverse effect on the manufactured housing industry. In addition, most states classify manufactured homes for both legal and tax purposes as personal property rather than real estate. As a result, financing for the purchase of manufactured homes is characterized by shorter loan maturities and higher interest rates, and in certain periods such financing is more difficult to obtain than conventional home mortgages. Unfavorable changes in these factors and the current adverse trend in the availability and terms of financing in the industry may have a material adverse effect on Cavalier's results of operations or financial condition. Additionally, effective January 1, 2002, the State of Texas enacted a law that, among other things, classifies and taxes manufactured homes as real property, and not personal property, under certain conditions as set forth in the Texas law. The classification as real property could change the rates and methods of taxation assessed against such homes in Texas. The law also may affect the form and structure of permanent financing extended to Texas manufactured home consumers because such financing historically has treated manufactured homes as personalty rather than as real estate.

Contractual Obligations and Commitments (dollars in thousands)
The following table summarizes contractual obligations of the Company at December 31, 2001, including short and long-term debt, commitments for future payments under non-cancelable operating lease agreements and other long-term obligations. For additional information related to these obligations, see Notes 5 and 10 to the Consolidated Financial Statements. This table excludes long-term obligations for which there is no definite commitment period.

	Payments Due by Period				
	Total	Less than 1 year	1 -3 years	4 - 5 years	After 5 years
Notes payable under retail floor plan agreements	$ 2,364	$ 2,364	$ –	$ –	$ –
Revolving credit facility	15,000	–	15,000	–	–
Industrial development revenue bond issues	10,293	1,294	2,885	2,449	3,665
Total contractual cash obligations	$ 27,657	$ 3,658	$ 17,885	$ 2,449	$ 3,665

The following table summarizes contingent commitments of the Company at December 31, 2001, including contingent repurchase obligations, guarantees of debt for equity method investees and letters of credit. For additional information related to these contingent obligations, see Note 10 to the Consolidated Financial Statements and Critical Accounting Policies below. Contingent insurance plans' retrospective premium adjustments are excluded from this table as there is no definite expiration period (see Critical Accounting Policies below).

	Amount of Commitment Expiration per Period				
	Total	Less than 1 year	1 -3 years	4 - 5 years	After 5 years
Repurchase obligations [1]	$135,000	$ 36,000	$ 99,000	$ –	$ –
Guarantees [2]	1,861	461	423	228	749
Letters of credit [3]	2,878	2,490	388	–	–
Total commitments	$139,739	$ 38,951	$ 99,811	$ 228	$ 749

[1] For a complete description of the contingent repurchase obligation, see Critical Accounting Policies - Reserve for Repurchase Commitments. Although the commitments outstanding at December 31, 2001 have a finite life, these commitments are continually replaced as the Company continues to sell its manufactured homes to dealers under repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers. The cost of these contingent repurchase obligations to the Company was $1,848 (2001), $9,414 (2000), and $3,088 (1999).

[2] The Company and certain of its equity partners have guaranteed certain debt for companies in which the Company owns various equity interests. The guarantees are limited to various percentages of the outstanding debt up to a maximum guaranty of $2,805. At December 31, 2001, $5,663 was outstanding under the various guarantees, of which the Company had guaranteed $1,861. One of the companies has a lease purchase agreement with a third party to sell a facility financed by debt that the Company has guaranteed. The Company expects the proceeds from the exercise of the purchase option to be used to pay off the debt and to be released from the guaranty upon payoff in 2003.

[3] The Company has provided letters of credit to providers of certain of its insurance policies. While the current letters of credit have a finite life, they are subject to renewal at different amounts based on the requirements of the insurance carriers. The Company has recorded insurance expense based on anticipated losses related to these policies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Cavalier follows certain significant accounting policies when preparing our consolidated financial statements as summarized in Note 1 to the Consolidated Financial Statements. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. We evaluate these estimates and assumptions on an ongoing basis and use historical experience factors, current economic conditions and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying the accounting treatment with respect to commitments and contingencies. Actual results could differ from these estimates under different assumptions or conditions. The following is a list of the accounting policies that we believe are most important to the portrayal of our financial condition and results of operations that require our most difficult, complex or subjective judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Product Warranties

Cavalier provides the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. We record a liability for estimated future warranty costs relating to homes sold, based upon our assessment of historical experience factors and current industry trends. Factors we use in the estimation of the warranty liability include historical sales amounts and warranty costs related to homes sold and any outstanding service work orders. We have a reserve for estimated warranties of $11,700 (2001) and $11,800 (2000). Although we maintain reserves for such claims, based on our assessments as described above, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A large number of warranty claims exceeding our current warranty expense levels could have a material adverse effect on Cavalier's results of operations.

Insurance

Cavalier's workmen's compensation (prior to February 1, 1999, and after April 1, 2001), product liability and general liability (prior to April 1, 2001) insurance coverages were provided under incurred loss, retrospectively rated premium plans. Under these plans, we incur insurance expense based upon various rates applied to current payroll costs and sales. Annually, such insurance expense is adjusted by the carrier for loss experience factors subject to minimum and maximum premium calculations. Refunds or additional premiums are estimated and recorded when sufficiently reliable data is available. We were contingently liable at December 31, 2001 for future retrospective premium adjustments up to a maximum of approximately $19,675 in the event that additional losses are reported related to prior years. We recorded an estimated liability of approximately $3,861 (2001) and $4,103 (2000) related to these contingent claims. Claims exceeding our current expense levels could have a material adverse effect on Cavalier's results of operations.

Reserve for Repurchase Commitments

Manufactured housing companies customarily enter into repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers. Substantially all of Cavalier's sales are made to dealers located primarily in the South Central and South Atlantic regions of the United States pursuant to repurchase agreements with lending institutions. These agreements generally provide that we will repurchase our new products from the lending institutions in the event such product is repossessed upon a dealer's default. The risk of loss under repurchase agreements is lessened by the fact that (1) sales of our manufactured homes are spread over a relatively large number of independent dealers, the largest of which accounted for approximately 2.2% of sales in 2001; (2) the price that Cavalier is obligated to pay under such repurchase agreements declines based on predetermined amounts over the period of the agreement (generally 18 months) and (3) Cavalier historically has been able to resell homes repurchased from lenders. Cavalier reviews the aging of retail dealers' inventory to estimate the amount of inventory subject to repurchase obligation. Additionally, we review repurchase notifications received from floor plan sources and review our dealer inventory for expected repurchase notifications based on various communications from the lenders and the dealers as well as for dealers who are experiencing financial difficulty. We apply a historical loss factor to the inventory estimated to be repurchased. The maximum amount for which we are contingently liable under such agreements approximated $135,000 at December 31, 2001. Changes in the level of retail inventories in the manufactured housing industry, either up or down, can have a significant impact on the Company's operating results. For example, due to the rapid expansion of the retail distribution network in the manufacturing housing industry that occurred in much of the 1990's, there is currently an imbalance between industry retail inventories and consumer demand for manufactured homes. The deterioration in the availability of retail financing, along with significant competition from repossessed homes, has already extended the inventory adjustment period beyond what was originally expected. If these trends were to continue, or if retail demand were to significantly weaken further, the inventory overhang could result in even greater intense price competition, further pressure on profit margins within the industry, and have a material adverse effect on Cavalier. The Company's inventory at all retail locations, including Company-owned retail sales centers, declined 34% in 2000 from 1999 and another 10% in 2001 from levels at the end of 2000. While Cavalier believes that inventories of its homes are approaching levels which are more consistent with retail demand, due in part to the Company's emphasis on working with its dealers to reduce retail inventories, we cannot give investors assurances to this effect. In spite of these efforts, significant unfavorable developments or further deterioration within the industry would undoubtedly have an adverse impact on Company operating results. We have a reserve for repurchase commitments of $3,200 (2001) and $4,100 (2000).

Impairment of Long-Lived Assets

Since the latter part of 1999, Cavalier and the manufactured housing industry have experienced a downturn in business as discussed above. Due to deteriorating market conditions, during this time, we have idled, closed or sold 10 manufactured housing facilities, a portion of our insurance and premium finance business, a portion of our supply operations and 11 under-performing retail locations. We periodically evaluate the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are based primarily on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

Related Party Transactions

During 2001, 2000, and 1999, the Company purchased raw materials of approximately $15,648, $11,893, and $20,166, respectively, from joint ventures in which the Company owns a minority interest and from a company in which a stockholder and director of the Company is also a stockholder.

The Company has a $35,000 revolving and term-loan agreement (the "Credit Facility") with its primary bank, whose president is a director of the Company of which $15,000 was outstanding at December 31, 2001 and 2000. See footnote 5 to the Consolidated Financial Statements for additional information regarding the Credit Facility.

Two of the Company's manufacturing facilities were leased under separate operating lease agreements with companies among whose owners are certain officers, directors or stockholders of the Company. One related lease was terminated in April 2000 with a one-time cancellation payment of $150 made to the lessor. The other related lease contained a purchase option that was exercised in 2001 for $1,125 using proceeds from an industrial development bond issue. The Company paid rents to related parties of $63 (2001), $377 (2000), and $354 (1999). In 1999, the Company paid $337 for construction of plant facilities and paid $3,400 to exercise purchase options on two previously leased facilities, to companies among whose owners are certain officers, directors or stockholders of the Company.

The Company recorded net income (loss) of investees accounted for by the equity method of $(485), $(243), and $397 for the years ended December 31, 2001, 2000, and 1999, respectively. Additionally, the Company and certain of its equity partners have guaranteed certain debt for companies in which the Company owns various equity interests. For additional information related to these guarantees, see footnote (2) under Contractual Obligations and Commitments above.

The Company's General Counsel is also a director of the Company. The Company paid legal fees of $170 (2001), $201 (2000), and $269 (1999).

Impact of Inflation
The Company generally has been able to increase its selling prices to offset increased costs, including the costs of raw materials. Sudden increases in costs as well as price competition, however, can affect the ability of the Company to increase its selling prices. As discussed above, in 1999, the Company experienced tightened supply of certain types of raw materials, which resulted in some higher costs that were not recoverable through price increases. For a further discussion of this matter, see "2000 Compared to 1999 - Gross Profit." The Company believes that the relatively moderate rate of inflation over the past several years has not had a significant impact on its sales or profitability, but can give no assurance that this trend will continue in the future.

Impact of Accounting Statements
Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a material impact on the Company's consolidated financial statements.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. This statement is effective for financial statements issued for years beginning after December 15, 2001. Under this pronouncement, goodwill and intangible assets with indefinite lives will no longer be amortized but reviewed at least annually for impairment. Goodwill is considered impaired and a loss is recognized when its carrying value exceeds its implied fair value. The Company is currently evaluating SFAS No. 142 and has not yet determined its impact on the Company's consolidated financial statements although it is probable that some or all of the goodwill may be impaired. The Company has $15,468 in recorded goodwill at December 31, 2001. Impairment charges, if any, would be recorded in the first quarter of 2002 and would be reflected as a change in accounting principle.

In August 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company is currently evaluating SFAS No. 144 and has not yet determined its impact on the Company's consolidated financial statements.

Market Risk
Market risk is the risk of loss arising from adverse changes in market prices and interest rates. The Company is exposed to interest rate risk inherent in its financial instruments, but is not currently subject to foreign currency or commodity price risk. The Company manages its exposure to these market risks through its regular operating and financing activities.

The Company is exposed to market risk related to investments held in a non-qualified trust used to fund benefits under its deferred compensation plan. These investments totaled $2,233 at December 31, 2001 and a deferred compensation liability of $2,934. Due to the long-term nature of the benefit liabilities that these assets fund, the Company currently considers its exposure to market risk to be low. The Company does not believe that a decline in market value of these investments would result in a material near term funding of the trust or exposure to the benefit liabilities funded.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company purchases retail installment contracts from its dealers, at fixed interest rates, in the ordinary course of business, and periodically resells a majority of these loans to financial institutions under the terms of retail finance agreements. The periodic resale of installment contracts reduces the Company's exposure to interest rate fluctuations, as the majority of contracts are held for a short period of time. The Company's portfolio consists of fixed rate contracts with interest rates generally ranging from 9.0% to 14.0% and an average original term of 298 months at December 31, 2001. The Company estimated the fair value of its installment contracts receivable which approximates carrying value, using discounted cash flows and interest rates offered by CIS on similar contracts at December 31, 2001.

The Company has notes payable under retail floor plan agreements, two industrial development revenue bond issues and a revolving line of credit that are exposed to interest rate changes. Since these borrowings are floating rate debt, an increase in short-term interest rates would adversely affect interest expense. Additionally, Cavalier has five industrial development revenue bond issues at fixed interest rates. The Company estimated the fair value of its debt instruments using rates at which the Company believes it could have obtained similar borrowings at that time.

	Assumed Annual Principal Cash Flows							
(dollars in thousands)	2002	2003	2004	2005	2006	Thereafter	Total	Fair value
Installment loan portfolio	$930 [a]	$30	$34	$38	$43	$3,916	$4,991	$4,944
(weighted average interest rate - 11.60%)								

	Expected Principal Maturity Dates							
(dollars in thousands)	2002	2003	2004	2005	2006	Thereafter	Total	Fair value
Notes payable and long-term debt	$3,658 [b]	$16,339	$1,546	$1,204	$1,245	$3,665	$27,657	$28,292
(weighted average interest rate - 4.69%)								

(a) The Company has recorded an allowance for credit losses of $829, primarily based upon management's assessment of historical experience factors and current economic conditions.

(b) Amount payable in 2002 includes $1,294 of current portion of long-term debt and $2,364 of notes payable under retail floor plan agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Our disclosure and analysis in this Annual Report contain some forward-looking statements. Forward looking statements give our current expectations or forecasts of future events, including statements regarding trends in the industry and the business, financing and other strategies of Cavalier. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They generally use words such as "estimates," "projects," "intends," "believes," "anticipates," "expects," "plans," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. These forward-looking statements include statements involving known and unknown assumptions, risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ from any future results, performance, or achievements expressed or implied by such forward-looking statements or words. In particular, such assumptions, risks, uncertainties and factors include those associated with the following:

- the cyclical and seasonal nature of the manufactured housing industry and the economy generally;
- limitations in Cavalier's ability to pursue its business strategy;
- acceptance of Cavalier's new product initiatives;
- changes in demographic trends, consumer preferences and Cavalier's business strategy;
- changes and volatility in interest rates and the availability of capital;
- changes in the availability of retail (consumer) financing;
- changes in the availability of wholesale (dealer) financing;
- changes in level of industry retail inventories;
- the ability to attract and retain quality independent dealers, executive officers and other key personnel;
- competition;
- contingent repurchase and guaranty obligations;
- uncertainties regarding Cavalier's retail financing activities;
- the potential unavailability and price increases for raw materials;
- the potential unavailability of manufactured housing sites;
- regulatory constraints;
- the potential for additional warranty claims;
- litigation;
- the potential volatility in our stock price; and
- currency fluctuations, exchange controls, market disruptions and other effects resulting from the terrorist attacks on September 11, 2001 and actions, including armed conflict by the United States and other governments, in reaction thereto.

Any or all of our forward-looking statements in this 2001 Annual Report to Stockholders, in our Annual Report on Form 10-K for the year ended December 31, 2001 and in any other public statements we make may turn out to be wrong. These statements may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors listed above will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases. Also note that, in our Annual Report on Form 10-K for the year ended December 31, 2001 under the heading "Risk Factors", we have provided a discussion of factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed could also adversely affect Cavalier. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Balance Sheets *(Dollars in thousands except per share amounts)*

December 31,	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 43,256	$ 35,394
Accounts receivable, less allowance for losses of $625 (2001) and $346 (2000)	7,293	3,751
Notes and installment contracts receivable - current	1,708	1,890
Inventories	20,672	21,390
Deferred income taxes	8,075	11,776
Income tax receivable	–	15,052
Other current assets	2,011	2,211
Total current assets	83,015	91,464
PROPERTY, PLANT AND EQUIPMENT:		
Land	6,047	5,943
Buildings and improvements	50,633	49,784
Machinery and equipment	44,185	44,763
	100,865	100,490
Less accumulated depreciation and amortization	41,173	36,010
Total property, plant and equipment, net	59,692	64,480
INSTALLMENT CONTRACTS RECEIVABLE, less allowance for credit losses of $829 (2001) and $1,180 (2000)	3,232	5,079
DEFERRED INCOME TAXES	7,787	4,591
GOODWILL, less accumulated amortization of $6,968 (2001) and $5,990 (2000)	15,468	16,446
OTHER ASSETS	4,922	5,535
TOTAL	$ 174,116	$ 187,595
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 1,294	$ 1,154
Notes payable under retail floor plan agreements	2,364	3,321
Accounts payable	8,059	8,176
Amounts payable under dealer incentive programs	17,542	21,204
Accrued compensation and related withholdings	4,260	2,725
Accrued insurance	7,083	4,615
Estimated warranties	11,700	11,800
Reserve for repurchase commitments	3,200	4,100
Other accrued expenses	9,330	7,156
Total current liabilities	64,832	64,251
LONG-TERM DEBT	23,999	24,054
OTHER LONG-TERM LIABILITIES	5,093	4,972
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDERS' EQUITY:		
Series A Junior Participating Preferred Stock, $.01 par value; 200,000 shares authorized, none issued		
Preferred stock, $.01 par value; 300,000 shares authorized, none issued		
Common stock, $.10 par value; 50,000,000 shares authorized, 18,677,651 (2001) and 18,504,266 (2000) shares issued	1,868	1,850
Additional paid-in capital	55,918	55,436
Retained earnings	26,507	40,525
Treasury stock, at cost; 1,017,300 (2001) and 705,100 (2000) shares	(4,101)	(3,493)
Total stockholders' equity	80,192	94,318
TOTAL	$ 174,116	$ 187,595

See notes to consolidated financial statements.

Consolidated Statements of Operations *(Dollars in thousands except per share amounts)*

For the Years Ended December 31,	**2001**	2000	1999
REVENUE	**$ 363,871**	$ 333,112	$ 614,468
COST OF SALES	**309,656**	292,810	504,011
SELLING, GENERAL AND ADMINISTRATIVE	**66,690**	85,430	102,938
IMPAIRMENT AND OTHER RELATED CHARGES	**1,003**	6,975	4,002
	377,349	385,215	610,951
OPERATING PROFIT (LOSS)	**(13,478)**	(52,103)	3,517
OTHER INCOME (EXPENSE):			
Interest expense	**(1,935)**	(2,736)	(1,643)
Other, net	**795**	2,242	1,679
	(1,140)	(494)	36
INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)	**(14,618)**	(52,597)	3,553
INCOME TAXES (BENEFIT)	**(600)**	(19,129)	1,403
NET INCOME (LOSS)	**$ (14,018)**	$ (33,468)	$ 2,150
BASIC NET INCOME (LOSS) PER SHARE	**$ (0.80)**	$ (1.88)	$ 0.12
DILUTED NET INCOME (LOSS) PER SHARE	**$ (0.80)**	$ (1.88)	$ 0.12
WEIGHTED AVERAGE SHARES OUTSTANDING	**17,580,499**	17,799,505	18,125,763
WEIGHTED AVERAGE SHARES OUTSTANDING, ASSUMING DILUTION	**17,580,499**	17,799,505	18,204,030

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity *(Dollars in thousands except per share amounts)*

For the Years Ended December 31, 2001, 2000 and 1999	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
BALANCE, JANUARY 1, 1999	$ 2,028	$ 60,760	$ 90,400	$ (8,277)	$ 144,911
Stock options exercised	4	280	–	–	284
Income tax benefit attributable to exercise of stock options	–	28	–	–	28
Sale of common stock under Employee Stock Purchase Plan	10	481	–	–	491
Sale of common stock under Dividend Reinvestment Plan	–	14	–	–	14
Accrued compensation	–	114	–	–	114
Cash dividends paid ($.16 per share)	–	–	(2,926)	–	(2,926)
Purchase of treasury stock (1,779,000 shares)	–	–	–	(15,675)	(15,675)
Retirement of treasury stock (2,151,500 shares)	(215)	(6,496)	(14,031)	20,742	–
Net income	–	–	2,150	–	2,150
BALANCE, DECEMBER 31, 1999	1,827	55,181	75,593	(3,210)	129,391
Stock options exercised	1	3	–	–	4
Income tax benefit attributable to exercise of stock options	–	3	–	–	3
Sale of common stock under Employee Stock Purchase Plan	22	196	–	–	218
Sale of common stock under Dividend Reinvestment Plan	–	8	–	–	8
Accrued compensation	–	45	–	–	45
Cash dividends paid ($.09 per share)	–	–	(1,600)	–	(1,600)
Purchase of treasury stock (225,000 shares)	–	–	–	(283)	(283)
Net loss	–	–	(33,468)	–	(33,468)
BALANCE, DECEMBER 31, 2000	1,850	55,436	40,525	(3,493)	94,318
Stock options exercised	**–**	**1**	**–**	**–**	**1**
Sale of common stock under Employee Stock Purchase Plan	**18**	**120**	**–**	**–**	**138**
Accrued compensation	**–**	**361**	**–**	**–**	**361**
Purchase of treasury stock (312,200 shares)	**–**	**–**	**–**	**(608)**	**(608)**
Net loss	**–**	**–**	**(14,018)**	**–**	**(14,018)**
BALANCE, DECEMBER 31, 2001	**$ 1,868**	**$ 55,918**	**$ 26,507**	**$ (4,101)**	**$ 80,192**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows *(In thousands)*

For the Years Ended December 31,	2001	2000	1999
OPERATING ACTIVITIES:			
Net income (loss)	**$ (14,018)**	$ (33,468)	$ 2,150
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**8,174**	9,759	10,250
Change in provision for credit and accounts receivable losses	**(72)**	(264)	1,004
Gain on sale of installment contracts	**(1,640)**	(2,037)	(2,257)
(Gain) loss on sale of property, plant and equipment	**(355)**	(864)	85
Impairment and other related charges	**1,003**	6,975	4,002
Other, net	**714**	411	2
Changes in assets and liabilities provided (used) cash, net of effects of acquisitions:			
Accounts receivable	**(3,821)**	6,059	(1,277)
Inventories	**718**	28,730	(5,376)
Income tax receivable	**15,052**	(12,919)	(5,804)
Accounts payable	**(117)**	(4,127)	(6,929)
Other assets and liabilities	**1,665**	(7,830)	(2,370)
Net cash provided by (used in) operating activities	**7,303**	(9,575)	(6,520)
INVESTING ACTIVITIES:			
Net cash paid in connection with acquisitions	**–**	–	(4,439)
Proceeds from disposition of property, plant and equipment	**1,111**	3,673	437
Capital expenditures	**(3,496)**	(3,807)	(24,546)
Net change in notes and installment contracts	**(33,722)**	(57,057)	(44,943)
Proceeds from sale of installment contracts	**37,965**	62,278	62,815
Other investing activities	**42**	270	(1,686)
Net cash provided by (used in) investing activities	**1,900**	5,357	(12,362)
FINANCING ACTIVITIES:			
Net borrowings (payments) on notes payable	**(957)**	(12,241)	4,824
Proceeds from long-term borrowings	**1,250**	15,000	7,807
Payments on long-term debt	**(1,165)**	(1,129)	(545)
Net proceeds from sales of common stock	**138**	226	505
Proceeds from exercise of stock options	**1**	4	284
Cash dividends paid	**–**	(1,600)	(2,926)
Purchase of treasury stock	**(608)**	(283)	(15,675)
Net cash used in financing activities	**(1,341)**	(23)	(5,726)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**7,862**	(4,241)	(24,608)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**35,394**	39,635	64,243
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 43,256**	$ 35,394	$ 39,635

See notes to consolidated financial statements.

Notes TO Consolidated Financial Statements *(Dollars in thousands except per share amounts)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Cavalier Homes, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, the "Company"). The Company's minority ownership interests in various joint ventures are accounted for using the equity method and are included in other assets in the accompanying consolidated balance sheets. Intercompany transactions have been eliminated in consolidation. See Note 11 for information related to the Company's business segments.

Nature of Operations - The Company designs and produces manufactured homes which are sold to a network of dealers located primarily in the South Central and South Atlantic regions of the United States. In addition, through its financial services segment, the Company offers retail installment sale financing and related insurance products primarily for manufactured homes sold through the Company's dealer network. The Company's retail segment operates retail sales locations which offer the Company's homes, financing and insurance products to retail customers.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying value of the Company's cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short-term nature of these instruments. Additional information concerning the fair value of other financial instruments is disclosed in Notes 3 and 5.

Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Work-in-process and finished goods inventories include an allocation for labor and overhead costs.

Property, Plant and Equipment - Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the related assets primarily using the straight-line method. Maintenance and repairs are expensed as incurred. In 2001, the Company paid $1,125 to exercise a purchase option on a previously leased facility, and in 1999, the Company paid $337 for construction of plant facilities and paid $3,400 to exercise purchase options on two previously leased facilities, to companies among whose owners are certain officers, directors or stockholders of the Company.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is being amortized over the expected periods to be benefited, 15 to 25 years, using the straight-line method.

Impairment of Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are primarily based on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

Revenue Recognition - Sales of manufactured homes to independent dealers are recorded as of the date the home is shipped since title and risk of loss passes to the dealer at that time. All sales are final and without recourse except for the contingency described in Note 10. For Company-owned retail locations, revenue is recorded upon funding and transfer of title to the retail home buyer. Interest income on installment contracts receivable is recognized using the interest method.

Product Warranties - The Company provides the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. A liability is provided for estimated future warranty costs relating to homes sold, based upon management's assessment of historical experience factors and current industry trends.

Allowance for Credit Losses on Installment Contracts - The Company has provided an allowance for estimated future credit losses resulting from retail financing activities of CIS Financial Services, Inc. ("CIS"), a wholly-owned subsidiary, primarily based upon management's assessment of historical experience and current economic conditions.

Insurance - The Company's workmen's compensation (prior to February 1, 1999, and after April 1, 2001), product liability and general liability (prior to April 1, 2001) insurance coverages were provided under incurred loss, retrospectively rated premium plans. Under these plans, the Company incurs insurance expense based upon various rates applied to current payroll costs and sales. Annually, such insurance expense is adjusted by the carrier for loss experience factors subject to minimum and maximum premium calculations. Refunds or additional premiums are estimated and recorded when sufficiently reliable data is available. The Company's workmen's compensation insurance coverage from February 1999 through March 2001 was provided under a fully insured, large deductible policy, and during 2001, the Company's product liability and general liability insurance coverages were converted to fully insured, large deductible policies.

Net Income (Loss) Per Share - The Company reports two separate net income (loss) per share numbers, basic and diluted. Both are computed by dividing net income (loss) by the weighted average shares outstanding (basic) or weighted average shares outstanding assuming dilution (diluted) as detailed below (in thousands of shares):

	2001	2000	1999
Weighted average shares outstanding	**17,580**	17,800	18,126
Dilutive effect of stock options and warrants	**–**	–	78
Weighted average shares outstanding, assuming dilution	**17,580**	17,800	18,204

Options and warrants that could potentially dilute basic net income per share in the future were not included in the computation of diluted net income per share because to do so would have been antidilutive. All options and warrants in 2001 and 2000 are excluded due to their antidilutive effect as a result of the Company's net loss. Antidilutive options and warrants (in thousands of shares) were 2,661, 2,971, and 2,602, for 2001, 2000, and 1999, respectively.

Recent Accounting Pronouncement - Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a material impact on the Company's consolidated financial statements.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement is effective for fiscal years beginning after December 15, 2001. Under this pronouncement, goodwill and intangible assets with indefinite lives will no longer be amortized but reviewed at least annually for impairment. The Company is currently evaluating SFAS No. 142 and has not yet determined its impact on the Company's consolidated financial statements although it is probable that some or all of the goodwill may be impaired.

In August 2001, the FASB issued SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company is currently evaluating SFAS No. 144 and has not yet determined its impact on the Company's consolidated financial statements.

Reclassifications - Certain amounts from the prior periods have been reclassified to conform to the 2001 presentation.

2. IMPAIRMENT AND OTHER RELATED CHARGES

During 2001, the Company recorded impairment and other related charges of $1,003 ($1,003 after tax or $0.06 per diluted share) in connection with the closing of a home manufacturing facility to be disposed of. The charge includes writedowns of $332 for property, plant and equipment, $84 for lease obligations and $587 for involuntary termination benefits for 93 employees. No termination benefits have been paid as of year end. After recording the impairment charges, the carrying value of assets to be disposed of was $27. Before recording the impairment charges, the result of operations for 2001 related to assets to be disposed of was a loss of $2,309.

During 2000, due to deteriorating market conditions, the Company recorded impairment and other related charges of $6,975 ($5,183 after tax or $0.29 per diluted share) in connection with the closing of four home manufacturing facilities and Company-owned retail sales centers, the sale of a portion of the Company's insurance and premium finance business, and the expected disposition of a portion of the Company's supply operations. The charge for assets to be held and used includes write-downs of $277 for property, plant and equipment ($43 home manufacturing segment and $234 retail segment) and $1,044 for goodwill (retail segment). The charge for assets to be disposed of includes write-downs of $2,229 for property, plant and equipment ($981 home manufacturing segment, $1,058 retail segment and $190 other segment), $3,038 for goodwill ($1,541 retail segment and $1,497 financial services segment), and $387 for non-competition agreements and lease obligations ($335 retail segment and $52 other segment). After recording the impairment charges, the carrying value of the assets to be disposed of was $2,004 ($602 home manufacturing segment, $901 retail segment and $501 other segment). The Company is actively marketing the facilities to be disposed of. Before recording the impairment charges, the results of operations for 2000 related to assets to be disposed of included a $3,323 after-tax loss from the retail segment, $683 after tax loss from the other segment, and $100 after-tax income from the financial services segment. During 2001, payments of $165 were made against the reserve for lease obligations. The results of operations for the home manufacturing segment related to assets to be disposed of are not separately identifiable as these closed facilities were not accounted for separately.

During 1999, the Company recorded impairment and other related charges of $4,002 ($2,458 after tax or $0.14 per diluted share) in connection with the closing of five home manufacturing facilities. The charge for assets to be held and used includes write-downs of $850 for property, plant and equipment. The charge for assets to be disposed of includes write-downs of $2,186 for property, plant and equipment and $966 for lease and other obligations. After recording the impairment charges, the carrying value of the assets to be disposed of was $1,139. The Company is actively marketing the facilities to be disposed of. Payments of $100 and $619 were made against the reserve for lease and other obligations during 2001 and 2000, respectively. The results of operations for the home manufacturing segment related to assets to be disposed of are not separately identifiable as these closed facilities were not accounted for separately.

3. INSTALLMENT CONTRACTS RECEIVABLE

CIS finances retail sales through the purchase of installment contracts primarily from a portion of the Company's dealer network, at fixed interest rates, in the ordinary course of business, and resells a majority of the loans to financial institutions under the terms of retail finance agreements. Standard loan programs require minimum down payments, ranging from 5% to 20% of the purchase price of the home, on all installment contracts based on the creditworthiness of the borrower. In addition, CIS requires the borrower to maintain adequate insurance on the home throughout the life of the contract. Contracts are secured by the home which is subject to repossession by CIS upon default by the borrower.

CIS's portfolio consists of fixed rate contracts with interest rates generally ranging from 9.0% to 14.0% and from 9.0% to 16.0% at December 31, 2001 and 2000, respectively. The average original term of the portfolio was approximately 298 and 296 months at December 31, 2001 and 2000, respectively. CIS enters into agreements to sell, without recourse (provided that the transferred loan was properly originated by the dealer and purchased by CIS), contracts in its portfolio that meet specified credit criteria. Under these agreements, CIS sold $36,325, $60,241, and $60,558 of contracts receivable and realized gains of $1,640, $2,037, and $2,257 for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001, scheduled principal payments of installment contracts receivable (including sales of contracts receivable in January 2002) are as follows:

Year Ending December 31,	
2002	$ 930
2003	30
2004	34
2005	38
2006	43
Thereafter	3,916
Total	$ 4,991

Activity in the allowance for credit losses on installment contracts was as follows:

	2001	2000	1999
Balance, beginning of year	**$ 1,180**	$ 1,656	$ 760
Provision for credit losses	**459**	687	2,192
Charge-offs, net	**(810)**	(1,163)	(1,296)
Balance, end of year	**$ 829**	$ 1,180	$ 1,656

At December 31, 2001 and 2000, the estimated fair value of installment contracts receivable was $4,944 and $7,360, respectively. These fair values were estimated using discounted cash flows and interest rates offered by CIS on similar contracts at such times.

4. INVENTORIES

Inventories consisted of the following:

	2001	2000
Raw materials	$ 13,917	$ 14,501
Work-in-process	2,086	2,224
Finished goods	4,669	4,665
Total	$ 20,672	$ 21,390

During 2001, 2000, and 1999, the Company purchased raw materials of approximately $15,648, $11,893, and $20,166, respectively, from joint ventures in which the Company owns a minority interest and from a company in which a stockholder and director of the Company is also a stockholder.

5. CREDIT ARRANGEMENTS

The Company has a $35,000 revolving and term-loan agreement (the "Credit Facility") with its primary bank, whose president is a director of the Company. The Credit Facility contains a revolving line of credit which provides for borrowings (including letters of credit) of up to $35,000. At certain levels of tangible net worth, defined as the total of the Company's tangible net worth and treasury stock purchases for 2000 and 2001, the amount available under the Credit Facility and applicable interest rates are noted in the following table.

Tangible net worth	Credit Facility	Applicable interest rate	
("TNW")	Available	Bank's Prime	LIBOR
Above $85,000	$35,000	less 0.50%	plus 2.00%
$85,000 - $77,000	35% of TNW	less 0.50%	plus 2.00%
$77,000 - $65,000	35% of TNW	prime	plus 2.50%
$65,000 - $58,000	30% of TNW	plus 0.25%	plus 2.75%

However, in no event may the aggregate outstanding borrowings under the revolving line of credit and term-loan agreement exceed $35,000 (or such lesser amount as may be available). At December 31, 2001, $15,000 was outstanding under the revolving line of credit, against a total lending capacity of $20,087 based on the Company's tangible net worth. At December 31, 2000, $15,000 was outstanding under the revolving line of credit, against a total lending capacity of $27,354 based on the Company's tangible net worth. The bank's prime rate and LIBOR rate at December 31, 2001 and 2000 were 4.75% and 9.5%, and 1.88% and 6.4%, respectively. The maturity date of the revolving line of credit is April 2003.

The term-loan agreement contained in the Credit Facility provides for borrowings of up to 80% of the Company's eligible installment sale contracts, up to a maximum of $35,000 (or such lesser amount as may be available). Interest on term notes is fixed for a period of five years from issuance at a rate based on the weekly average yield on five-year treasury securities averaged over the preceding 13 weeks, plus 1.95%, and floats for the remaining two years at a rate (subject to certain limits) equal to the bank's prime rate plus .75%. No amounts were outstanding under the term-loan portion of the Credit Facility at December 31, 2001 and 2000. The Credit Facility contains certain restrictive and financial covenants, which, among other things, limit the aggregate of dividend payments and purchases of treasury stock, restrict the Company's ability to pledge assets, incur additional indebtedness and make capital expenditures, and requires the Company to maintain certain defined financial ratios. Amounts outstanding under the Credit Facility are secured by the accounts receivable and inventories of the Company, loans purchased and originated by CIS, and the capital stock of certain of the Company's consolidated subsidiaries.

The Company has $2,364 and $3,321 of notes payable under retail floor plan agreements at December 31, 2001 and 2000, respectively. The notes are collateralized by certain inventories and bear interest ranging from prime to prime plus 2%.

The Company has amounts outstanding under seven Industrial Development Revenue Bond issues ("Bonds") of $10,293 and $10,208 at December 31, 2001 and 2000, respectively. Four of the bond issues bear interest at variable rates ranging from 4.0% to 5.4% and mature at various dates through April 2009. One of the bond issues is payable in equal monthly installments and bears interest at 75% of the prime rate and matures in 2005. One of the bond issues is payable in equal quarterly principal payments with interest payable at 6.75% and matures in 2004. One of the bond issues is payable in annual installments through 2013 with interest payable monthly at a variable rate currently at 2.01% as determined by a remarketing agent. The bonds are collateralized by certain plant facilities. At December 31, 2000, restricted bond proceeds of $228 were not disbursed and are reflected as a non-current asset in the consolidated balance sheet. At December 31, 2001, principal repayment requirements on long-term debt are as follows:

Year Ending December 31,	
2002	$ 1,294
2003	16,339
2004	1,546
2005	1,204
2006	1,245
Thereafter	3,665
Total	25,293
Less current portion	1,294
Long-term debt	$ 23,999

At December 31, 2001 and 2000, the estimated fair value of outstanding borrowings was $25,928 and $25,281. These estimates were determined using rates at which the Company believes it could have obtained similar borrowings at such times.

Cash paid for interest during the years ended December 31, 2001, 2000, and 1999 was $1,990, $2,725, and $1,480, respectively.

6. STOCKHOLDERS' EQUITY

The Company has adopted a Stockholder Rights Plan with the terms and conditions of the plan set forth in a Rights Agreement dated October 23, 1996 between the Company and its Rights Agent. Pursuant to the plan, the Board of Directors of the Company declared a dividend of one Right (as defined in the Rights Agreement) for each share of the Company's outstanding common stock to stockholders of record on November 6, 1996. One Right is also associated with each share of the Company's outstanding common stock issued after November 6, 1996, until the Rights become exercisable, are redeemed or expire. The Rights, when exercisable, entitle the holder to purchase a unit equal to 0.80 one-hundredth share of Series A Junior Participating Preferred Stock, par value $.01, at a purchase price of $80 per unit. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 20% or more of the Company's outstanding common stock by a third party, or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of common stock of the Company (or, in certain cases, securities of an acquiring person) for each Right held at a significant discount. The Rights will expire on November 6, 2006, unless redeemed earlier by the Company at $.01 per Right under certain circumstances.

Pursuant to a common stock repurchase program approved by the Company's Board of Directors, a total of 3,168,800 shares has been purchased at a cost of $24,842. The Company retired 2,151,500 of these shares at December 31, 1999, with the remaining shares being recorded as treasury stock. At December 31, 2001, the Company has authority under the program to acquire up to 831,200 additional shares.

7. INCENTIVE PLANS

Dealership Stock Option Plan

- Effective December 31, 1999, the Company cancelled its Dealership Stock Option Plan (the "Dealer Plan") to eligible independent dealerships. The Dealer Plan allowed for 562,500 options to be issued at a price equal to the fair market value on the date of grant, and these options were earned based on the amount of contracts funded through CIS during the year. Options granted under the Dealer Plan are immediately exercisable and expire three years from the grant date. Since these options have been granted to persons other than employees, the Company adopted the recognition and measurement provisions of SFAS 123, *Accounting for Stock-Based Compensation.*

Employee and Director Plans:

- The Company has a Key Employee Stock Incentive Plan (the "1996 Plan") which provides for the granting of both incentive and non-qualified stock options. Additionally, the 1996 Plan provides for stock appreciation rights and awards of both restricted stock and performance shares. Options are granted at prices and terms determined by the compensation committee of the Board of Directors. Options granted under the 1996 Plan are generally exercisable six months after the grant date and expire ten years from the date of grant.

- The Company also has a Non-employee Director Plan under which 625,000 shares of the Company's common stock were reserved for grant to non-employee directors at fair market value on the date of such grant. Options are granted upon the director's initial election and automatically on an annual basis thereafter. Options granted under the plan are generally exercisable six months after the grant date and expire ten years from the date of grant.

- The Company has an Employee Stock Purchase Plan under which 625,000 shares of the Company's common stock may be issued to eligible employees at a price equal to the lesser of 85% of the market price of the stock as of the first or last day of the payment periods (as defined). Employees may elect to have a portion of their compensation withheld, subject to certain limits, to purchase the Company's common stock. As of December 31, 2001, all 625,000 shares available were issued to eligible employees.

- The Company has a Deferred Compensation and Flexible Option Plan (the "Deferred Plan") which provides for deferral of a portion of certain key employees' earnings plus a Company match. Upon the occurrence of a distributable event, the employee will receive the greater of cash at a fixed annual return or shares of the Company's common stock credited to his account valued at fair market value. The Company funds benefits under the Deferred Plan through cash contributions and through the issuance of a stock option to a trust at an exercise price equal to fair market value on the date of the grant. Under the Deferred Plan, there are 500,000 shares of Company common stock available for issuance. At December 31, 2001, the Company had recorded plan investments of $2,233 and a deferred compensation liability of $2,934.

Compensation expense recorded in connection with these plans for the years ended December 31, 2001, 2000 and 1999 was not material.

The Company has a Dividend Reinvestment Plan which provides for 500,000 shares to be purchased by participants in the Plan by reinvesting the cash dividends on all, or part, of their shares. The price of the shares purchased through the Plan is the higher of 95% of the average daily high and low sale prices of the Company's common stock on the four trading days including and preceding the Investment Date (as defined in the Plan) or 95% of the average high and low sales prices on the Investment Date.

The Company applied Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its employee and director plans. Accordingly, no compensation expense has been recognized for these plans except where the exercise price was less than the fair value on the date of grant. Cavalier has granted no such options. Had compensation cost been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, the Company's net income (loss) and net income (loss) per share would approximate the pro forma amounts below:

	2001	2000	1999
Net income (loss):			
As reported	**$ (14,018)**	$ (33,468)	$ 2,150
Pro forma	**$ (14,461)**	$ (33,904)	$ 1,029
Basic net income (loss) per share:			
As reported	**$ (0.80)**	$ (1.88)	$ 0.12
Pro forma	**$ (0.82)**	$ (1.90)	$ 0.06
Diluted net income (loss) per share:			
As reported	**$ (0.80)**	$ (1.88)	$ 0.12
Pro forma	**$ (0.82)**	$ (1.90)	$ 0.06

The fair value of options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Dividend yield	**0.00%**	0.10%	1.90%
Expected volatility	**56.05%**	42.87%	40.10%
Risk free interest rate	**4.64%**	6.57%	5.27%
Expected lives	**5.6 years**	6.2 years	9.0 years

The effects of applying SFAS 123 in this pro forma disclosure may not be indicative of future amounts, and additional awards in future years are anticipated.

With respect to options exercised, the income tax benefits resulting from compensation expense allowable under federal income tax regulations in excess of the expense (benefit) reflected in the Company's financial statements have been credited to additional paid-in capital. These benefits, which totaled $0 (2001), $3 (2000), and $28 (1999), represent a noncash financing transaction for purposes of the consolidated statements of cash flows.

Information regarding all of the Company's stock option plans is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value At Grant Date
Outstanding at January 1, 1999	2,559,994	$ 10.52	
Granted at fair value	448,266	8.96	$ 3.48
Exercised	(38,500)	7.37	
Cancelled	(174,357)	12.34	
Outstanding at December 31, 1999	2,795,403	$ 10.20	
Granted at fair value	343,048	3.73	$ 1.86
Exercised	(7,071)	0.55	
Cancelled	(454,111)	10.20	
Outstanding at December 31, 2000	2,677,269	$ 9.40	
Granted at fair value	330,663	2.90	$ 1.58
Exercised	(1,610)	0.55	
Cancelled	(218,233)	11.27	
Outstanding at December 31, 2001	2,788,089	$ 8.49	
Options exercisable at December 31, 2001	2,494,114	$ 9.13	
Options exercisable at December 31, 2000	2,656,869	$ 9.46	
Options exercisable at December 31, 1999	2,762,803	$ 10.17	

Stock options available for future grants at December 31, 2001 were 1,177,415 under all of the Company's various stock option plans.

The following table summarizes information concerning stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.55 - $5.50	867,249	10.10	$ 3.56	573,274	$ 3.83
$6.00 - $9.88	401,470	18.44	8.84	401,470	8.84
$10.00 - $10.50	576,446	5.89	10.18	576,446	10.18
$10.63 - $16.60	942,924	5.27	11.84	942,924	11.84
$0.55 - $16.60	2,788,089	8.80	$ 8.49	2,494,114	$ 9.13

8. INCOME TAXES (BENEFIT)

Provision (benefit) for income taxes consist of:

	2001	2000	1999
Current:			
Federal	**$ (505)**	$ (16,469)	$ 5,337
State	**(600)**	–	750
	(1,105)	(16,469)	6,087
Deferred:			
Federal	**446**	(2,353)	(4,140)
State	**59**	(307)	(544)
	505	(2,660)	(4,684)
Total	**$ (600)**	$ (19,129)	$ 1,403

Total income tax expense (benefit) for 2001, 2000, and 1999, is different from the amount that would be computed by applying the expected federal income tax rate of 35% to income (loss) before income taxes. The reasons for this difference are as follows:

	2001	2000	1999
Income tax (benefit) at expected federal income tax rate	**$ (5,117)**	$ (18,409)	$ 1,143
State income taxes, net of federal tax effect	**(178)**	(1,439)	125
Valuation allowance	**4,310**	500	–
Non-deductible operating expenses	**385**	219	262
State jobs tax credits	**–**	–	(38)
Other	**–**	–	(89)
Total	**$ (600)**	$ (19,129)	$ 1,403

Deferred tax assets and liabilities are based on the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. The approximate tax effects of temporary differences at December 31, 2001 and 2000 were as follows:

	2001	2000
	Assets (Liabilities)	
Current differences:		
Warranty expense	**$ 4,031**	$ 3,941
Inventory capitalization	**885**	668
Allowance for losses on receivables	**1,024**	1,060
Accrued expenses	**4,755**	5,275
Repurchase commitments	**1,203**	1,552
Deferred gain	**(332)**	
Other	**13**	(102)
	11,579	12,394
Less valuation allowance	**3,504**	618
Total	**$ 8,075**	$ 11,776

	2001	2000
	Assets (Liabilities)	
Noncurrent differences:		
Depreciation and basis differential of acquired assets	**$ (2,047)**	$ (2,601)
Fixed asset valuation	**1,919**	1,813
Net operating loss carryforwards	**8,445**	2,681
Alternative minimum tax credit carryforward	**254**	–
Goodwill	**537**	621
Capital loss carryforward	**576**	576
Charitable contribution carryforward	**57**	–
Merger related expenses	**252**	427
Other	**1,173**	1,315
	11,166	4,832
Less valuation allowance	**3,379**	241
Total	**$ 7,787**	$ 4,591

At December 31, 2001, the Company had a capital loss carryforward of $1,472 which will expire in 2005. Additionally, at December 31, 2001, the Company had federal and state net operating loss carryforwards of $15,100 and $68,600, respectively. The net operating loss carryforwards will expire as follows:

	Federal	State
2010	$ 848	–
2019	–	$ 3,602
2020	–	48,239
2021	14,252	16,759

The Company has recorded a valuation allowance of $6,883 against net deferred income tax assets because management believes it is no longer appropriate to record income tax benefits on current losses in excess of anticipated refunds and certain carryforward items. The valuation allowance can be adjusted in future periods as the probability of realization of the deferred assets change.

Net cash paid (received) for income taxes for the years ended December 31, 2001, 2000, and 1999 was $(17,057), $(3,553), and $11,835, respectively.

9. EMPLOYEE BENEFIT PLANS

The Company has self-funded group medical plans which are administered by third party administrators. The medical plans have reinsurance coverage limiting liability for any individual employee loss to a maximum of $100, with an aggregate limit of losses in any one year based on the number of covered employees. Incurred claims identified under the Company's incident reporting system and incurred but not reported claims are funded or accrued based on estimates that incorporate the Company's past experience, as well as other considerations such as the nature of each claim or incident, relevant trend factors and advice from consulting actuaries. The Company has established self-insurance trust funds for payment of claims and makes deposits to the trust funds in amounts determined by consulting actuaries. The cost of these plans to the Company was $4,334, $5,467, and $8,022 for years ended December 31, 2001, 2000, and 1999, respectively.

The Company sponsors an employee 401(k) retirement plan covering all employees who meet participation requirements. Employee contributions are limited to a percentage of compensation as defined in the plan. The amount of the Company's matching contribution is discretionary as determined by the Board of Directors. Company contributions amounted to $591, $736, and $1,071 for the years ended December 31, 2001, 2000, and 1999, respectively.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases:

Two of the Company's manufacturing facilities were leased under separate operating lease agreements with companies among whose owners are certain officers, directors or stockholders of the Company. One related lease was terminated in April 2000 with a one-time cancellation payment of $150 made to the lessor. The other related lease contained a purchase option that was exercised in 2001 for $1,125 using proceeds from an industrial development bond issue.

Additionally, the Company is obligated under various operating lease agreements with varying monthly payments and expiration dates through June 2017. Total rent expense under operating leases was $292, $1,131, and $1,191 for the years ended December 31, 2001, 2000, and 1999, respectively, including rents paid to related parties of $63 (2001), $377 (2000), and $354 (1999).

Future minimum rents payable under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2001 are not significant.

Contingent Liabilities and Other:

a. The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of its products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer. The risk of loss under these agreements is spread over numerous retailers. The price the Company is obligated to pay generally declines over the period of the agreement and is further reduced by the resale value of repurchased homes. The maximum amount for which the Company is contingently liable under such agreements approximated $135,000 at December 31, 2001. The Company has a reserve for repurchase commitments of $3,200 (2001) and $4,100 (2000) based on prior experience and market conditions.

b. Under the insurance plans described in Note 1, the Company was contingently liable at December 31, 2001 for future retrospective premium adjustments up to a maximum of approximately $19,675 in the event that additional losses are reported related to prior years.

c. The Company is engaged in various legal proceedings that are incidental to and arise in the course of its business. Certain of the cases filed against the Company and other companies engaged in businesses similar to the Company allege, among other things, breach of contract and warranty, product liability, personal injury and fraudulent, deceptive or collusive practices in connection with their businesses. These kinds of suits are typical of suits that have been filed in recent years, and they sometimes seek certification as class actions, the imposition of large amounts of compensatory and punitive damages and trials by jury. Legal fees associated with these lawsuits are accrued at the time such cases are identified. In the opinion of management, the ultimate liability, if any, with respect to the proceedings in which the Company is currently involved is not presently expected to have a material adverse effect on the Company. However, the potential exists for unanticipated material adverse judgments against the Company.

d. The Company and certain of its equity partners have guaranteed certain debt for companies in which the Company owns various equity interests. The guarantees are limited to various percentages of the outstanding debt up to a maximum aggregate guaranty of $2,805. At December 31, 2001, $5,663 was outstanding under the various guarantees, of which the Company had guaranteed $1,861.

11. SEGMENT INFORMATION

The Company's reportable segments are organized around products and services. Through its Home manufacturing segment, the Company's 11 divisions, which are aggregated for reporting purposes, design and manufacture homes which are sold in the United States to a network of dealers which includes Company owned retail locations. Through its Financial services segment, the Company offers retail installment sale financing and related insurance products for manufactured homes sold through the Company's dealer network. The Company's retail segment is comprised of company owned retail lots that derive their revenues from home sales to individuals. Included in the "other" category are primarily supply companies who sell their products to the manufacturing segment of the Company as well as other manufacturers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that intercompany profits, transactions and balances have not been eliminated. The Company's determination of segment operating profit does not reflect other income (expenses) or income taxes (benefit).

Notes TO Consolidated Financial Statements

	2001	2000	1999
Gross revenue:			
Home manufacturing	$ 352,431	$ 311,531	$ 599,647
Financial services	3,088	4,878	6,107
Retail	6,968	16,842	20,914
Other	28,966	29,261	40,465
Gross revenue	391,453	362,512	667,133
Intersegment revenue:			
Home manufacturing	4,196	5,292	17,373
Financial services	–	–	–
Retail	–	–	–
Other	23,386	24,108	35,292
Intersegment revenue	27,582	29,400	52,665
Revenue from external customers:			
Home manufacturing	348,235	306,239	582,274
Financial services	3,088	4,878	6,107
Retail	6,968	16,842	20,914
Other	5,580	5,153	5,173
Total revenue	$ 363,871	$ 333,112	$ 614,468
Operating profit (loss):			
Home manufacturing	$ (7,915)	$ (33,211)	$ 16,544
Financial services	211	(1,251)	(219)
Retail	(87)	(9,514)	(1,934)
Other	1,948	(1,808)	689
Elimination	(64)	1,507	(1,281)
Segment operating profit (loss)	(5,907)	(44,277)	13,799
General corporate	(7,571)	(7,826)	(10,282)
Operating profit (loss)	$ (13,478)	$ (52,103)	$ 3,517
Depreciation and amortization:			
Home manufacturing	$ 6,427	$ 7,370	$ 8,215
Financial services	118	294	359
Retail	24	327	544
Other	463	548	463
Segment depreciation and amortization	7,032	8,539	9,581
General corporate	1,142	1,220	669
Total depreciation and amortization	$ 8,174	$ 9,759	$ 10,250
Capital expenditures:			
Home manufacturing	$ 1,501	$ 3,289	$ 17,486
Financial services	20	86	167
Retail	–	11	986
Other	1,947	159	1,208
Segment capital expenditures	3,468	3,545	19,847
General corporate	28	262	4,699
Total capital expenditures	$ 3,496	$ 3,807	$ 24,546
Identifiable assets:			
Home manufacturing	$ 109,429	$ 131,925	$ 159,493
Financial services	12,387	12,674	17,248
Retail	5,566	11,006	24,372
Other	11,709	14,153	14,225
Elimination	(51,803)	(45,526)	(32,752)
Segment identifiable assets	87,288	124,232	182,586
General corporate	86,828	63,363	50,992
Total assets	$ 174,116	$ 187,595	$ 233,578

Notes to Consolidated Financial Statements

The Financial services segment's operating profit includes net interest income of $1,197, $1,223, and $1,968, and gains from the sale of installment contracts of $1,640, $2,037, and $2,257 for the years ended December 31, 2001, 2000, and 1999, respectively.

Identifiable assets for the General corporate category include $1,603, $1,768, and $1,604 of investment in equity method investees at December 31, 2001, 2000, and 1999, respectively. General corporate operating income includes equity in the net income (loss) of investees accounted for by the equity method of $(485), $(243), and $397 for the years ended December 31, 2001, 2000, and 1999, respectively.

Independent Auditors' Report

To the Board of Directors and Stockholders
of Cavalier Homes, Inc.:

We have audited the accompanying consolidated balance sheets of Cavalier Homes, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cavalier Homes, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Birmingham, Alabama
February 22, 2002

Quarterly Statistics
Comparison of Operating Results *(Unaudited) (Dollars in thousands except per share amounts)*

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue:					
Home manufacturing	$ 55,563	$ 90,332	$ 97,118	$ 105,222	$ 348,235
Financial services	695	785	724	884	3,088
Retail	1,642	1,751	1,790	1,785	6,968
Other	1,278	1,469	1,313	1,520	5,580
Total revenue	$ 59,178	$ 94,337	$ 100,945	$ 109,411	$ 363,871
Gross profit	5,023	12,044	16,567	20,581	54,215
Net loss	(10,258)	(4,613)	(397)	1,250	(14,018)
Basic net loss per share [a]	(0.59)	(0.26)	(0.02)	0.07 [b]	(1.88) [b]
Diluted net loss per share [a]	(0.59)	(0.26)	(0.02)	0.07 [b]	(1.88) [b]

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue:					
Home manufacturing	$ 88,275	$ 91,492	$ 67,891	$ 58,581	$ 306,239
Financial services	1,447	1,590	1,132	709	4,878
Retail	2,941	7,865	3,382	2,654	16,842
Other	1,524	1,748	808	1,073	5,153
Total revenue	$ 94,187	$ 102,695	$ 73,213	$ 63,017	$ 333,112
Gross profit	11,399	11,689	8,818	8,396	40,302
Net loss	(8,637)	(13,009)	(6,192)	(5,630)	(33,468)
Basic net loss per share [a]	(0.49) [c]	(0.73) [d]	(0.35) [e]	(0.32) [f]	(1.88) [c,d,e,f]
Diluted net loss per share [a]	(0.49) [c]	(0.73) [d]	(0.35) [e]	(0.32) [f]	(1.88) [c,d,e,f]

[a] The sum of quarterly amounts may not equal the annual amounts due to rounding.

[b] Includes impairment and other related charges of $1,003 ($1,003 net of taxes, or $.06 per share basic and diluted) recorded in connection with closing a home manufacturing facility.

[c] Includes impairment and other related charges of $348 ($313 net of taxes, or $.02 per share basic and diluted) recorded in connection with idling two home manufacturing facilities and closing three retail sales centers.

[d] Includes impairment and other related charges of $4,397 ($3,465 net of taxes, or $.19 per share basic and diluted) recorded in connection with closing or disposition of retail sales centers, idling of two home manufacturing facilities and the sale of a portion of the Company's insurance and premium finance business.

[e] Includes impairment and other related charges of $103 ($65 net of taxes, or $.00 per share basic and diluted) recorded in connection with the closing of a retail sales center.

[f] Includes impairment and other related charges of $2,127 ($1,340 net of taxes, or $.08 per share basic and diluted) recorded in connection with retail sales centers and the disposition of a supply company.

Certain amounts from the prior periods have been reclassified to conform to the 2001 presentation.

Directors AND Officers

Board of Directors

John W. Allison
President
Capital Buyers, Inc.
Conway, Arkansas
Director since 2000

Thomas A. Broughton, III
President
First Commercial Bank
Birmingham, Alabama
Director since 1986

Barry Donnell
Chairman
Cavalier Homes, Inc.
Wichita Falls, Texas
Director since 1986

Lee Roy Jordan
President
Lee Roy Jordan Redwood Lumber Co., Inc.
Dallas, Texas
Director since 1993

A. Douglas Jumper, Sr.
President
S & J Steel Builders, Inc.
Booneville, Mississippi
Director since 1997

Mike Kennedy
Senior Vice President
Belmont Homes, a Division of Cavalier Enterprises, Inc.
Belmont, Mississippi
Director since 1997

John W Lowe
Partner
Law Firm of Lowe, Mobley & Lowe
Haleyville, Alabama
Director since 1984

Gerald W. Moore
Certified Public Accountant
Birmingham, Alabama
Director since 1996

Michael R. Murphy
Chief Financial Officer
Cavalier Homes, Inc.
Addison, Alabama
Director since 1997

David A. Roberson
President and Chief Executive Officer
Cavalier Homes, Inc.
Addison, Alabama
Director since 1996

Officers

Barry Donnell
Chairman

David A. Roberson
President and Chief Executive Officer

Gregory A. Brown
Chief Operating Officer

Michael R. Murphy
Chief Financial Officer

Corporate Information

Corporate Address
Highway 41 North and 32 Wilson Boulevard 100
Post Office Box 540
Addison, Alabama 35540
(256) 747-9800 / Fax (256) 747-3044

Common Stock Listing
New York Stock Exchange
Symbol CAV

Website
cavhomesinc.com

Indpendent Auditors
Deloitte & Touche LLP
Birmingham, Alabama

Securities Counsel
Bradley Arant Rose & White LLP
Birmingham, Alabama

General Counsel
Lowe, Mobley & Lowe
Haleyville, Alabama

Transfer Agent and Registrar
Chase Mellon Shareholder Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660

Annual Report on Form 10-K
The Company will provide, without charge, a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission upon receipt of a written request. This request should be addressed to Cavalier Homes, Inc., Investor Relations, P.O. Box 540, Addison, Alabama 35540.

Annual Meeting
The 2002 annual meeting of stockholders is currently scheduled to be held at The Summit Club in Birmingham, Alabama at 10:00 a.m. Central Daylight Time on Tuesday, May 21, 2002.

Stock Market Information
On March 22, 2002, the Company had approximately 4,100 record and beneficial holders of its common stock, including beneficial owners holding shares in nominee or "street" name. The information below sets forth the range of the high and low closing stock prices reported by the New York Stock Exchange for the past two years:



2000
2001
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
$4.31
$2.63
$2.81
$1.44
$1.88
$1.38
$1.63
$0.75
$2.50
$0.94
$3.50
$2.12
$3.12
$1.51
$3.17
$2.00

In October 2000, Cavalier's Board of Directors voted to discontinue the payment of cash dividends. Prior to that time, the Company had paid regular quarterly dividends since 1989, most recently at the rate of $.01 per share per quarter. The Company currently does not expect to recommence cash dividend payments in the foreseeable future. See Note 5 to Consolidated Financial Statements for restrictions on dividend payments.

Subsidiaries AND Divisions

Home Manufacturing

Astro Homes
A Division of Cavalier Industries, Inc.
Shippenville, Pennsylvania
(814) 226-6822 / Fax (814) 226-6827
Ron Marshall, Division President
& General Manager
www.astrohomes.com

Bellcrest Homes
A Division of Cavalier Industries, Inc.
Millen, Georgia (2 facilities)
(478) 982-4000 / Fax (478) 982-2992
Charles Dempsey, Division President
& General Manager
Mike Birdwell, Plant Manager
www.bellcrest.com

Belmont Homes
A Division of Cavalier Enterprises, Inc.
Belmont, Mississippi
(662) 454-9217 / Fax (662) 454-3096
Michael Terrian, Division President
& General Manager
Robert F. Ingersoll, Plant Manager
www.belmont-homes.com

Brigadier Homes of North Carolina
A Division of Cavalier Industries, Inc.
Nashville, North Carolina
(252) 459-7026 / Fax (252) 459-7529
Jeff Mooring, Division President
& General Manager
www.brigadier.com

Buccaneer Homes
A Division of Cavalier Manufacturing, Inc.
Hamilton, Alabama
(205) 921-3135 / Fax (205) 921-7390
Michael Terrian, Division President
& General Manager
Dale Gilliland, Plant Manager
www.buccaneerhomes.com

Cavalier Homes of Alabama
A Division of Cavalier Manufacturing, Inc.
Addison, Alabama (2 facilities)
(256) 747-1575 / Fax (256) 747-2962
Barry Mixon, Division President
& General Manager
www.cavalier-homes.com

Homestead Homes
A Division of Cavalier Industries, Inc.
Cordele, Georgia
(912) 273-2021 / Fax (912) 276-1385
Mixon Hobbs, Division President
David Dollar, General Manager
www.homestead.com

Riverchase Homes
A Division of Cavalier Manufacturing, Inc.
Haleyville, Alabama
(205) 486-8165 / Fax (205) 486-4488
Ronnie Emerson, Division President
& General Manager
www.riverchase-homes.com

Spirit Homes
A Division of Cavalier Enterprises, Inc.
Conway, Arkansas (2 facilities)
(501) 327-1108 / Fax (501) 327-7151
Milburn Adams, Division President
Greg Sanson, General Manager
www.spirithomes.com

Town & Country Homes
A Division of Cavalier Manufacturing, Inc.
Fort Worth, Texas (2 facilities)
(817) 740-9030 / Fax (817) 740-1617
Don Harper, Division President
& General Manager
www.tcmh.com

Component Manufacturing

Quality Housing Supply, LLC
Hamilton, Alabama
(205) 921-2880 / Fax (205) 921-5400
Jay Godsey, President

Ridge Crest, LLC
Haleyville, Alabama
(205) 485-2447 / Fax (205) 485-2677
Jerry Perkins, President

Ridge Pointe Manufacturing, LLC
Haleyville, Alabama
(205) 486-6484 / Fax (205) 486-1629
Jerry Perkins, President

Financial Services

C I S Financial Services, Inc.
Hamilton, Alabama
(205) 921-4814 / Fax (205) 921-4965
Paula Reeves, President
www.cisfn.com

Corporate Services

Jerry F. Wilson, Jr.
Chief Information Officer
(336) 854-1680 / Fax (336) 854-4145

June M. Martin
Corporate Controller
(256) 747-9874 / Fax (256) 747-3044

David Hopper
Director of Human Resources
(256) 747-9806 / Fax (256) 747-3044

Rick Romine
Director of Purchasing
(256) 747-9830 / Fax (256) 747-3044

Jerry A. Haynes
Director of National Marketing
(256) 747-9817 / Fax (256) 747-3044

Robert Blake
Corporate Risk Manager
(256) 747-9882 / Fax (256) 747-3044

Irv Neltner
Director of Engineering
(256) 747-9801 / Fax (256) 747-2344

Cavalier Locations

Independent Exclusive Dealers - 237

Independent Dealers - 638

Company-Owned Retail Locations - 5

Home Manufacturing Facilities - 14

Component Manufacturing Facilities - 3



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CAV
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

Cavalier Homes, Inc.
Highway 41 North and 32 Wilson Boulevard 100
Post Office Box 540 ~ Addison, Alabama 35540
(256) 747-9800 ~ (256) 747-3044 fax
www.cavhomesinc.com